SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 11, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

INFORMATION OF THE COMPANY/ CAPITAL COMPOSITION

NUMBER OF SHARES

(Units)	CURRENT QUARTER 03/31/2011

Paid-up Capital

Common	227,836,623
Preferred	0
Total	227,836,623

Treasury Shares

Common	0
Preferred	0
Total	0

Page: 1

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Balance Sheet - Assets

 (In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
1	Total assets	24,054,453	23,293,050
1.01	Current assets	4,132,724	3,574,874
1.01.01	Cash & Cash Equivalents	2,397,072	1,988,004
1.01.03	Receivables	1,109,638	1,108,819
1.01.03.01	Customers	969,335	971,047
1.01.03.02	Other Receivables	140,303	137,772
1.01.03.02.01	Balances with Related Parties	140,303	137,772
1.01.04	Inventories	34,878	36,090
1.01.06	Taxes Recoverable	57,544	108,675
1.01.06.01	Current Taxes Recoverable	57,544	108,675
1.01.08	Other Current Assets	533,592	333,286
1.01.08.03	Other	533,592	333,286
1.01.08.03.01	Restricted Cash	292,369	302,570
1.01.08.03.20	Other receivables	241,223	30,716
1.02	Non-current assets	19,921,729	19,718,176
1.02.01	Long-term assets	946,824	962,008
1.02.01.03	Receivables	361,343	352,839
1.02.01.03.01	Customers	361,343	352,839
1.02.01.06	Deferred Taxes	91,340	77,913
1.02.01.06.01	Deferred Income Tax & Social Contribution	91,340	77,913
1.02.01.08	Credit with Related Parties	218,634	231,076
1.02.01.08.03	Credit with Controlling Shareholders	218,634	231,076
1.02.01.09	Other Non-current Assets	275,507	300,180
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	39,391	43,543
1.02.01.09.05	ANA – National Water Agency	64,010	62,540
1.02.01.09.20	Other receivables	25,893	47,884
1.02.02	Investments	17,900	8,262
1.02.02.01	Shareholdings	17,900	8,262
1.02.02.01.04	Other Equity Interests	17,900	8,262
1.02.03	Property, Plant and Equipment	205,178	206,384
1.02.04	Intangible	18,751,827	18,541,522
1.02.04.01	Intangible	18,751,827	18,541,522
1.02.04.01.01	Concession Contracts	10,888,322	10,732,557
1.02.04.01.02	Program Contracts	999,684	864,384
1.02.04.01.03	Service Contracts	6,010,227	6,096,862
1.02.04.01.04	Software License	5,493	7,937
1.02.04.01.05	New Business	11,894	11,228
1.02.04.01.06	Concession Contracts – Economic Value	519,156	517,278
1.02.04.01.07	Program Contracts – Commitments	317,051	311,276

Page: 2

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Balance Sheet - Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
2	Total liabilities and shareholders’ equity	24,054,453	23,293,050
2.01	Current liabilities	3,673,101	3,501,786
2.01.01	Labor and Social Security Obligations	250,555	246,325
2.01.01.01	Social Security Obligations	18,049	26,147
2.01.01.02	Labor Obligations	232,506	220,178
2.01.02	Suppliers	156,295	142,634
2.01.02.01	Domestic Suppliers	156,295	142,634
2.01.03	Tax Obligations	200,940	157,768
2.01.03.01	Federal Tax Obligations	197,638	153,233
2.01.03.01.01	Income Tax and Social Contribution Payable	81,457	0
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	47,773	48,149
2.01.03.01.03	INSS (Social security contribution) payable	23,256	24,112
2.01.03.01.04	Installment Program - Law 10.684/03	35,702	35,364
2.01.03.01.20	Other Federal Taxes	9,450	45,608
2.01.03.02	State Tax Obligations	13	0
2.01.03.03	Municipal Tax Obligations	3,289	4,535
2.01.04	Loans and financing	1,276,350	1,239,716
2.01.04.01	Loans and financing	766,284	741,297
2.01.04.01.01	In national currency	601,522	611,320
2.01.04.01.02	In foreign currency	164,762	129,977
2.01.04.02	Debentures	510,066	498,419
2.01.05	Other payables	1,008,160	948,740
2.01.05.01	Liabilities with related parties	11,460	11,395
2.01.05.01.03	Debts with controlling shareholders	11,460	11,395
2.01.05.02	Other	996,700	937,345
2.01.05.02.01	Dividends and Interests on Equity Payable	354,254	354,254
2.01.05.02.04	Accounts Payable	336,214	328,434
2.01.05.02.05	Refundable amounts	57,767	60,486
2.01.05.02.06	Program contract commitments	90,409	38,427
2.01.05.02.07	Private Public Partnership	27,631	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	71,183	60,350
2.01.05.02.09	Indemnities	11,545	17,169
2.01.05.02.20	Other payables	47,697	47,394
2.01.06	Provisions	780,801	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	104,165	96,231
2.01.06.01.01	Tax Provisions	5,397	3,191
2.01.06.01.02	Tax and Social Security Provisions	81,211	78,151
2.01.06.01.04	Civil Provisions	17,557	14,889
2.01.06.02	Other Provisions	676,636	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	22,422	22,802
2.01.06.02.04	Provisions for Customers	286,970	288,970
2.01.06.02.05	Provisions for Suppliers	367,244	358,600
2.02	Non-current liabilities	10,516,759	10,109,464
2.02.01	Loans and financing	7,146,874	6,969,576
2.02.01.01	Loans and financing	4,358,446	4,786,671
2.02.01.01.01	In national currency	1,947,443	2,667,720
2.02.01.01.02	In foreign currency	2,411,003	2,118,951
2.02.01.02	Debentures	2,788,428	2,182,905
2.02.02	Other payables	2,670,057	2,446,661
2.02.02.02	Other	2,670,057	2,446,661
2.02.02.02.03	Other Taxes and Contributions Payable	44,627	53,045
2.02.02.02.04	Social security charges	1,999,253	1,804,038
2.02.02.02.05	Program contract commitments	71,080	106,696
2.02.02.02.06	Private Public Partnership – PPP	313,773	284,728
2.02.02.02.07	Indemnities	30,847	30,847
2.02.02.02.08	TAC – Retired Participants	21,654	20,497
2.02.02.02.09	Deferred Cofins and Pasep	113,613	112,962
2.02.02.02.20	Other payables	75,210	33,848
2.02.04	Provisions	699,828	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	289,376	267,287
2.02.04.01.01	Tax Provisions	64,368	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	65,029	59,081
2.02.04.01.04	Civil Provisions	159,979	152,739
2.02.04.02	Other Provisions	410,452	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	40,904	42,293
2.02.04.02.04	Provisions for Customers	355,826	370,212
2.02.04.02.05	Provisions for Suppliers	13,722	13,435
2.03	Shareholders’ equity	9,864,593	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,353,857	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	68,761	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	182,793	0

Page: 3

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Statement of Income

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
3.01	Gross revenue from sales and/or services	2,294,623	2,163,135
3.02	Cost of sales and/or services	-1,367,777	-1,154,896
3.02.01	Cost of sales and/or services	-928,362	-713,278
3.02.02	Construction Cost	-439,415	-441,618
3.03	Gross profit	926,846	1,008,239
3.04	Operating (expenses)/income	-497,485	-309,953
3.04.01	Selling expenses	-178,222	-116,510
3.04.02	General and Administrative Expenses	-321,482	-196,771
3.04.04	Other operating income	5,254	5,096
3.04.04.01	Other operating income	5,789	5,765
3.04.04.02	COFINS and PASEP (taxes on revenue)	-535	-669
3.04.05	Other operating expenses	-2,069	-1,651
3.04.05.01	Loss on write-off of property, plant and equipment items	-642	-1,324
3.04.05.03	Tax incentives	-1,350	0
3.04.05.05	Other	-77	-327
3.04.06	Equity in subsidiaries	-966	-117
3.05	Income before taxes and profit sharing	429,361	698,286
3.06	Financial income	-50,634	-219,396
3.06.01	Financial income	91,027	63,331
3.06.01.01	Financial income	95,945	63,256
3.06.01.02	Foreign exchange gains	-4,918	75
3.06.02	Financial expenses	-141.661	-282,727
3.06.02.01	Financial expenses	-210,758	-258,422
3.06.02.02	Foreign exchange losses	69,097	-24,305
3.07	Income Before Taxes on profit	378,727	478,890
3.08	Income Tax and Social Contribution on Net Income	-195,934	-179,845
3.08.01	Current	-209,314	-236,931
3.08.02	Deferred	13,380	57,086
3.09	Net Profit from Continuing Operations	182,793	299,045
3.11	Net income/(loss)	182,793	299,045
3.99	Earnings per share (Reais)
3.99.01	Basic earnings per share
3.99.01.01	ON	0.80230	1.31254
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.80230	1.31254

Page: 4

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
6.01	Net Cash from Operating Activities	514,010	574,772
6.01.01	Cash Generated from Operations	1,116,774	1,003,885
6.01.01.01	Net Profit before Income Tax and Social Contribution	378,727	478,890
6.01.01.02	Provision for Contingencies	44,750	176,411
6.01.01.05	Loss on Sale of Intangible Fixed Assets	642	1,324
6.01.01.06	Depreciation and Amortization	228,093	143,028
6.01.01.07	Interests on Loans and Financings Payable	141,298	97,942
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	-35,206	50,246
6.01.01.09	Expenses with Interests and Monetary Variations	817	1,155
6.01.01.10	Income with Interests and Monetary Variations	-4,675	-10,239
6.01.01.11	Allowance for Doubtful Accounts	83,283	51,536
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	11,220	-16,516
6.01.01.13	Equity Result	966	117
6.01.01.15	Other Provisions/(Reversals)	4,758	-211
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	74,111	0
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-10,759	-10,615
6.01.01.18	Social Security Obligations	198,749	40,817
6.01.02	Variation to Assets and Liabilities	-339,747	-130,737
6.01.02.01	Accounts Receivable	-88,974	-38,220
6.01.02.02	Balances and Transactions with Related Parties	12,455	11,390
6.01.02.03	Inventories	1,329	5,388
6.01.02.04	Taxes Recoverable	-95,878	-2,201
6.01.02.05	Other Accounts Receivable	-193,598	-12,901
6.01.02.06	Judicial Deposits	13,379	-513
6.01.02.08	Loans and Suppliers	11,225	-43,015
6.01.02.09	Salaries, Provisions and Social Security Obligations	-6,990	12,365
6.01.02.10	Social Security Obligations	-3,534	-4,183
6.01.02.11	Taxes and contributions payable	33,937	-23,586
6.01.02.12	Other Suppliers	59,827	-1,717
6.01.02.13	Other Obligations	-50,118	31,763
6.01.02.14	Contingencies	-33,458	-59,862
6.01.02.15	Tax Revenue	651	-5,445
6.01.03	Other	-263,017	-298,376
6.01.03.01	Interest Paid	-200,712	-92,700
6.01.03.02	Taxes and Contributions Paid	-62,305	-205,676
6.02	Net Cash from Investment Activities	-348,523	-398,690
6.02.01	Acquisition of Items of Fixed Assets	-3,671	0
6.02.02	Increase in Intangibles	-344,449	-374,628
6.02.03	Increase in Investments	-10,604	0
6.02.04	Restricted Cash	10,201	-24,062
6.03	Net Cash from Financing Activities	243,581	-93,951
6.03.01	Funding	976,132	153,279
6.03.02	Amortizations of loans	-732,551	-247,211
6.03.03	Payment of Interests on Shareholders´ Equity	0	-19
6.05	Increase(Decrease) in Cash & Cash Equivalents	409,068	82,131
6.05.01	Cash & Cash Equivalents at the beginning of the period	1,988,004	769,433
6.05.02	Cash & Cash Equivalents at the end of the period	2,397,072	851,564

Page: 5

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Statement of Changes to Shareholders’ Equity from 01/01/2011 to 03/31/2011

(In thousands of Brazilian reais - R$)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/(Losses)	Other Comprehensive Results	Total Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.05	Total Comprehensive Income	0	0	0	182,793	0	182,793
5.05.01	Net Income	0	0	0	182,793	0	182,793
5.07	Ending Balances	6,203,688	124,255	3,353,857	182,793	0	9,864,593

Page: 6

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Statement of Changes to Shareholders’ Equity from 01/01/2010 to 03/31/2010

(In thousands of Brazilian reais - R$)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Comprehensive Results	Total Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	299,045	0	299,045
5.05.01	Net Income	0	0	0	299,045	0	299,045
5.07	Ending Balances	6,203,688	124,255	2,110,641	299,045	0	8,737,629

                                                              Page: 7

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Statement of Value Added

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
7.01	Revenue	2,412,656	2,292,070
7.01.01	Sales of Merchandise, Products and Services	1,989,830	1,844,507
7.01.02	Other Revenue	5,789	5,765
7.01.03	Revenue from the construction of own assets	450,174	452,233
7.01.04	(Provision)/reversal of credit losses	-33,137	-10,435
7.02	Inputs purchased from third parties	-921,270	-869,240
7.02.01	Costs of Merchandise, Products and Services sold	-764,346	-710,643
7.02.02	Materials, Energy, Third Party Services and Others	-154,855	-156,946
7.02.04	Other	-2,069	-1,651
7.03	Gross Value Added	1,491,386	1,422,830
7.04	Retentions	-228,374	-143,502
7.04.01	Depreciation, Amortization and Depletion	-228,374	-143,502
7.05	Net Value Added Produced	1,263,012	1,279,328
7.06	Value Added Transfers Received	90,061	63,214
7.06.01	Equity Income	-966	-117
7.06.02	Financial Income	91,027	63,331
7.07	Total Value Added to Distribute	1,353,073	1,342,542
7.08	Value Added Value Distribution	1,353,073	1,342,542
7.08.01	Staff	520,825	322,786
7.08.01.01	Direct Compensation	230,385	203,792
7.08.01.02	Benefits	265,273	101,864
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	25,167	17,130
7.08.02	Taxes and Contributions	436,515	405,161
7.08.02.01	Federal	408,278	377,801
7.08.02.02	State	10,379	10,132
7.08.02.03	Municipal	17,858	17,228
7.08.03	Third Party Capital Compensation	212,940	315,550
7.08.03.01	Interest	204,733	307,923
7.08.03.02	Rental	8,207	7,627
7.08.04	Shareholders' equity remuneration	182,793	299,045
7.08.04.03	Retained Profit / Loss for the Period	182,793	299,045

                                                              Page: 8

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Balance Sheet - Assets

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
1	Total assets	24,117,337	23,350,584
1.01	Current assets	4,149,616	3,590,121
1.01.01	Cash & Cash Equivalents	2,399,844	1,989,179
1.01.03	Receivables	1,110,115	1,109,090
1.01.03.01	Customers	969,812	971,318
1.01.03.02	Other Receivables	140,303	137,772
1.01.03.02.01	Balances with Related Parties	140,303	137,772
1.01.04	Inventories	34,888	36,096
1.01.06	Taxes Recoverable	57,652	108,675
1.01.06.01	Current Taxes Recoverable	57,652	108,675
1.01.08	Other Current Assets	547,117	347,081
1.01.08.03	Other	547,117	347,081
1.01.08.03.01	Restricted Cash	292,369	302,570
1.01.08.03.20	Other receivables	254,748	44,511
1.02	Non-current assets	19,967,721	19,760,463
1.02.01	Long-term assets	948,892	964,021
1.02.01.03	Receivables	361,343	352,839
1.02.01.03.01	Customers	361,343	352,839
1.02.01.06	Deferred Taxes	91,953	78,440
1.02.01.06.01	Deferred Income Tax & Social Contribution	91,953	78,440
1.02.01.08	Credit with Related Parties	218,634	231,076
1.02.01.08.03	Credit with Controlling Shareholders	218,634	231,076
1.02.01.09	Other Non-current Assets	276,962	301,666
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	39,391	43,543
1.02.01.09.05	ANA – National Water Agency	64,010	62,540
1.02.01.09.20	Other receivables	27,348	49,370
1.02.03	Property, Plant and Equipment	259,620	249,606
1.02.04	Intangible	18,759,209	18,546,836
1.02.04.01	Intangible	18,759,209	18,546,836
1.02.04.01.01	Concession Contracts	10,895,704	10,737,871
1.02.04.01.02	Program Contracts	999,684	864,384
1.02.04.01.03	Service Contracts	6,010,227	6,096,862
1.02.04.01.04	Software License	5,493	7,937
1.02.04.01.05	New Business	11,894	11,228
1.02.04.01.06	Concession Contracts - Economic Value	519,156	517,278
1.02.04.01.07	Program Contracts – Commitments	317,051	311,276

Page: 9

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Balance Sheet - Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 03/31/2011	Previous Year 12/31/2010
2	Total liabilities and Shareholders’ equity	24,117,337	23,350,584
2.01	Current liabilities	3,675,517	3,506,114
2.01.01	Labor and Social Security Obligations	250,898	246,467
2.01.01.01	Social Security Obligations	18,169	26,172
2.01.01.02	Labor Obligations	232,729	220,295
2.01.02	Suppliers	158,161	144,043
2.01.02.01	Domestic Suppliers	158,161	144,043
2.01.03	Tax Obligations	201,127	158,050
2.01.03.01	Federal Tax Obligations	197,701	153,515
2.01.03.01.01	Income Tax and Social Contribution Payable	81,498	0
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	47,789	48,149
2.01.03.01.03	INSS (Social security contribution), payable	23,256	24,112
2.01.03.01.04	Installment Program - Law 10.684/03	35,702	35,364
2.01.03.01.20	Other Federal Taxes	9,456	45,890
2.01.03.02	State Tax Obligations	39	0
2.01.03.03	Municipal Tax Obligations	3,387	4,535
2.01.04	Loans and financing	1,276,352	1,242,143
2.01.04.01	Loans and financing	766,286	743,724
2.01.04.01.01	In national currency	601,524	613,747
2.01.04.01.02	In foreign currency	164,762	129,977
2.01.04.02	Debentures	510,066	498,419
2.01.05	Other payables	1,008,178	948,808
2.01.05.01	Liabilities with related parties	11,460	11,395
2.01.05.01.03	Debts with controlling shareholders	11,460	11,395
2.01.05.02	Other	996,718	937,413
2.01.05.02.01	Dividends and Interests on Equity Payable	354,272	354,254
2.01.05.02.04	Accounts Payable	336,214	328,434
2.01.05.02.05	Refundable amounts	57,767	60,486
2.01.05.02.06	Program contract commitments	90,409	38,427
2.01.05.02.07	Private Public Partnership	27,631	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	71,183	60,350
2.01.05.02.09	Indemnities	11,545	17,169
2.01.05.02.20	Other payables	47,697	47,462
2.01.06	Provisions	780,801	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	104,165	96,231
2.01.06.01.01	Tax Provisions	5,397	3,191
2.01.06.01.02	Tax and Social Security Provisions	81,211	78,151
2.01.06.01.04	Civil Provisions	17,557	14,889
2.01.06.02	Other Provisions	676,636	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	22,422	22,802
2.01.06.02.04	Provisions for Customers	286,970	288,970
2.01.06.02.05	Provisions for Suppliers	367,244	358,600
2.02	Noncurrent liabilities	10,577,227	10,162,670
2.02.01	Loans and financing	7,207,142	7,022,472
2.02.01.01	Loans and financing	4,418,714	4,839,567
2.02.01.01.01	In national currency	2,007,711	2,720,616
2.02.01.01.02	In foreign currency	2,411,003	2,118,951
2.02.01.02	Debentures	2,788,428	2,182,905
2.02.02	Other payables	2,670,257	2,446,971
2.02.02.02	Other	2,670,257	2,446,971
2.02.02.02.03	Other Taxes and Contributions Payable	44,627	53,045
2.02.02.02.04	Social security charges	1,999,253	1,804,038
2.02.02.02.05	Program contract commitments	71,080	106,696
2.02.02.02.06	Private Public Partnership - PPP	313,773	284,728
2.02.02.02.07	Indemnities	30,847	30,847
2.02.02.02.08	TAC – Retired Participants	21,654	20,497
2.02.02.02.09	Deferred Cofins and Pasep	113,613	112,962
2.02.02.02.20	Other payables	75,410	34,158
2.02.04	Provisions	699,828	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	289,376	267,287
2.02.04.01.01	Tax Provisions	64,368	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	65,029	59,081
2.02.04.01.04	Civil Provisions	159,979	152,739
2.02.04.02	Other Provisions	410,452	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	40,904	42,293
2.02.04.02.04	Provisions for Customers	355,826	370,212
2.02.04.02.05	Provisions for Suppliers	13,722	13,435
2.03	Shareholders' equity	9,864,593	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,353,857	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	68,761	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	182,793	0

Page: 10

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Statement of Income

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
3.01	Gross revenue from sales and/or services	2,295,690	2,163,135
3.02	Cost of sales and/or services	-1,368,424	-1,154,896
3.02.01	Cost of sales and/or services	-928,995	-713,278
3.02.02	Construction Cost	-439,429	-441,618
3.03	Gross profit	927,266	1,008,239
3.04	Operating (expenses) income	-497,887	-309,977
3.04.01	Selling expenses	-178,249	-116,510
3.04.02	General and Administrative Expenses	-322,851	-196,912
3.04.04	Other operating income	5,282	5,096
3.04.04.01	Other operating income	5,817	5,765
3.04.04.02	COFINS and PASEP (taxes on revenue)	-535	-669
3.04.05	Other operating expenses	-2,069	-1,651
3.04.05.01	Loss on write-off of property, plant and equipment items	-642	-1,324
3.04.05.03	Tax incentives	-1,350	0
3.04.05.05	Other	-77	-327
3.05	Equity in subsidiaries	429,379	698,262
3.06	Income before taxes and profit sharing	-50,690	-219,372
3.06.01	Financial income	91,063	63,355
3.06.01.01	Financial income	95,981	63,280
3.06.01.02	Financial income	-4,918	75
3.06.02	Foreign exchange gains	-141,753	-282,727
3.06.02.01	Financial expenses	-210,850	-258,422
3.06.02.02	Financial expenses	69,097	-24,305
3.07	Foreign exchange losses	378,689	478,890
3.08	Income Before Taxes on profit	-195,896	-179,845
3.08.01	Income Tax and Social Contribution on Net Income	-209,314	-236,931
3.08.02	Current	13,418	57,086
3.09	Deferred	182,793	299,045
3.11	Net Profit from Continuing Operations	182,793	299,045
3.11.01	Net income (loss)	182,793	299,045
3.99	Earnings per share (Reais)
3.99.01	Basic earnings per share
3.99.01.01	ON	0.80230	1.31254
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.80230	1.31254

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
6.01	Net Cash from Operating Activities	513,276	574,666
6.01.01	Cash Generated from Operations	1,115,687	1,003,768
6.01.01.01	Net Profit before Income Tax and Social Contribution	378,689	478,890
6.01.01.02	Provision for Contingencies	44,750	176,411
6.01.01.05	Loss on Sale of Intangible Fixed Assets	642	1,324
6.01.01.06	Depreciation and Amortization	228,100	143,028
6.01.01.07	Intersts on Loans and Financings Payable	141,223	97,942
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	-35,206	50,246
6.01.01.09	Expenses with Interests and Monetary Variations	824	1,155
6.01.01.10	Income with Interests and Monetary Variations	-4,697	-10,239
6.01.01.11	Allowance for Doubtful Accounts	83,283	51,536
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	11,220	-16,516
6.01.01.15	Other Provisions	4,758	-211
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	74,111	0
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-10,759	-10,615
6.01.01.18	Social Security Obligations	198,749	40,817
6.01.02	Variation to Assets and Liabilities	-339,394	-130,726
6.01.02.01	Accounts Receivable	-89,180	-38,220
6.01.02.02	Balances and Transactions with Related Parties	12,455	11,390
6.01.02.03	Inventories	1,325	5,388
6.01.02.04	Taxes Recoverable	-96,034	-2,201
6.01.02.05	Other Accounts Receivable	-193,753	-12,904
6.01.02.06	Judicial Deposits	13,379	-513
6.01.02.08	Loans and Suppliers	11,682	-43,033
6.01.02.09	Salaries, Provisions and Social Security Obligations	-6,789	12,398
6.01.02.10	Social Security Obligations	-3,534	-4,183
6.01.02.11	Taxes and contributions payable	33,842	-23,587
6.01.02.12	Other Suppliers	59,827	-1,717
6.01.02.13	Other Obligations	-49,807	31,763
6.01.02.14	Contingencies	-33,458	-59,862
6.01.02.15	Tax Revenue	651	-5,445
6.01.03	Other	-263,017	-298,376
6.01.03.01	Interest Paid	-200,712	-92,700
6.01.03.02	Taxes and Contributions Paid	-62,305	-205,676
6.02	Net Cash from Investment Activities	-351,214	-399,200
6.02.01	Acquisition of Items of Fixed Assets	-14,898	0
6.02.02	Increase in Intangibles	-346,517	-375,138
6.02.04	Restricted Cash	10,201	-24,062
6.03	Net Cash from Financing Activities	248,603	-93,951
6.03.01	Funding	983,579	153,279
6.03.02	Amortizations of loans	-734,976	-247,211
6.03.03	Payment of Interests on Shareholders´ Equity	0	-19
6.05	Increase(Decrease) in Cash & Cash Equivalents	410,665	81,515
6.05.01	Cash & Cash Equivalents at the beginning of the period	1,989,179	771,008
6.05.02	Cash & Cash Equivalents at the end of the period	2,399,844	852,523

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Statement of Changes to Shareholders” Equity From 01/01/2011 to 03/31/2011

(In thousands of Brazilian reais - R$)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Comprehensive Results	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.05	Total Comprehensive Income	0	0	0	182,793	0	182,793	0	182,793
5.05.01	Net Income	0	0	0	182,793	0	182,793	0	182,793
5.07	Ending Balances	6,203,688	124,255	3,353,857	182,793	0	9,864,593	0	9,864,593

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Statement of Changes to Shareholders” Equity From 01/01/2010 to 03/31/2010

(In thousands of Brazilian reais - R$)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Comprehensive Results	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	299,045	0	299,045	0	299,045
5.05.01	Net Income	0	0	0	299,045	0	299,045	0	299,045
5.07	Ending Balances	6,203,688	124,255	2,110,641	299,045	0	8,737,629	0	8,737,629

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Statement of Value Added

(In thousands of Brazilian reais - R$)

Account code	Account Description	Current Quarter 01/01/2011 to 03/31/2011	Previous Year 01/01/2010 to 03/31/2010
7.01	Revenue	2,413,743	2,292,070
7.01.01	Sales of Merchandise, Products and Services	1,990,875	1,844,507
7.01.02	Other Revenue	5,817	5,765
7.01.03	Revenue from the construction of own assets	450,188	452,233
7.01.04	Provision of credit losses	-33,137	-10,435
7.02	Inputs purchased from third parties	-922,323	-869,271
7.02.01	Costs of Merchandise, Products and Services sold	-764,825	-710,643
7.02.02	Materials, Energy, Third Party Services and Other	-155,429	-156,977
7.02.04	Other	-2,069	-1,651
7.03	Gross Value Added	1,491,420	1,422,799
7.04	Retentions	-228,381	-143,503
7.04.01	Depreciation, Amortization and Depletion	-228,381	-143,503
7.05	Net Value Added Produced	1,263,039	1,279,296
7.06	Value Added Transfer Received	91,063	63,355
7.06.02	Financial Income	91,063	63,355
7.07	Total Value Added to Distribute	1,354,102	1,342,651
7.08	Value Added Value Distribution	1,354,102	1,342,651
7.08.01	Staff	521,543	322,879
7.08.01.01	Direct Compensation	231,016	203,880
7.08.01.02	Benefits	265,320	101,866
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	25,207	17,133
7.08.02	Taxes and Contributions	436,653	405,171
7.08.02.01	Federal	408,394	377,811
7.08.02.02	State	10,390	10,132
7.08.02.03	Municipal	17,869	17,228
7.08.03	Compensation Third Party Capital	213,113	315,556
7.08.03.01	Interest	204,825	307,923
7.08.03.02	Rental	8,288	7,633
7.08.04	Pay Equity	182,793	299,045
7.08.04.03	Retained Profit / Loss for the Period	182,793	299,045

Page: 15

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Management’s Report and Comments on Performance

1. Financial Highlights

In millions of R$

			Variation
	1T10	1T11	R$	%
(+) Gross operating revenues	1,844.5	1,989.8	145.3	7.9
(+)Construction Costs	452.2	450.2	(2.0)	(0.4)
(-) COFINS and PASEP	133.6	145.4	11.8	8.8
(=) Net operating revenues	2,163.1	2,294.6	131.5	6.1
(-) Costs and expenses	1,026.6	1,428.0	401.4	39.1
(-) Construction Costs	441.6	439.4	(2.2)	(0.5)
(+) Equity result	(0.1)	(1.0)	(0.9)	-
(=) Income before financial expenses (EBIT)(*)	694.8	426.2	(268.6)	(38.7)
(+) Depreciation and amortization	143.0	228.1	85.1	59.5
(=) EBITDA(**)	837.8	654.3	(183.5)	(21.9)
EBITDA Margin %	38.7	28.5
Net income	299.0	182.8	(116.2)	(38.9)
Income per one thousand shares in R$	1.31	0.80

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In the 1Q11, net operating revenues totaled R$ 2.3 billion, 6.1% growth related to 1Q10. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion, presented a decrease of 27.2% related to 1Q10. EBITDA decreased from R$ 837.8 million in 1Q10 to R$ 654.3 million in 1Q11, a reduction of 21.9%. EBITDA margin in the 1Q11 reached 28.5% as compared to 38.7% in the same period last year.

EBIT decreased 38.7%, from R$ 694.8 million in 1Q10 to R$ 426.2 million in 1Q11.

 The 1Q11 result was particularly affected by the accounting record of R$ 230.9 million corresponding to the following factors:

•        Complement to the actuarial liability related to the complement of Retirement and Pension Benefits granted by State Law nr 4819/58 (Plan G0) in the amount of R$ 157.5 million with impact on January 1st, 2011;

•        Adjustment of the amortization period of the intangible assets for the lower between the useful life of the item and the effectiveness of the contract, in the amount of R$ 73.4 million.

Discounting the effect from the adjustment of the complement of the actuarial liability, EBITDA would go from R$ 654.3 million to R$ 811.8 million, with margin going from 28.5% to 35.4%.

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Net Income would go from R$ 182.8 million to R$ 388.8 million if the two factors above had been disregarded.

2. Gross operating revenue

Gross operating revenue, including revenue from construction, reached R$ 2.4 billion, corresponding to 6.2% increase related to the previous year.

Gross operating revenue related to the rendering of water supply and sewage collection services presented an increase of R$ 145.3 billion, or 7.9%, from R$ 1.8 billion in 1Q10 to R$ 2.0 billion in 1Q11. The increase mainly relates to: growth in invoiced volume of 2.6% in water and 3.1% in sewage and tariff adjustment of 4.05% applied in September, 2010.

A number of factors as the expansion of the quantity of connections, the wholesale supply of water for the Municipality of Sumaré, the entrance into an operation with a penitentiary unit in the Municipality of Hortolândia, as well as the resume of growth post 2009 crisis in the industrial category, altogether, have contributed to the increase in the volume invoiced.

3. Revenue from construction

Revenue from construction presented a R$ 2.0 million decrease, or 0.4%, when compared to 1Q10, from R$ 452.2 million to R$ 450.2 million, resulting from lower investment in the period.

4. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 1T10 and 1T11.

QUARTER

VOLUME INVOICED WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1Q10	1Q11	Var. %	1Q10	1Q11	Var. %	1Q10	1Q11	Var. %
Residential	364.6	373.4	2.4	294.1	303.6	3.2	658.7	677.0	2.8
Commercial	40.3	41.3	2.5	37.0	38.3	3.5	77.3	79.6	3.0
Industrial	9.0	9.4	4.4	9.3	9.9	6.5	18.3	19.3	5.5
Public	11.2	12.2	8.9	9.1	9.5	4.4	20.3	21.7	6.9
Total Retail	425.1	436.3	2.6	349.5	361.3	3.4	774.6	797.6	3.0
Wholesale	72.5	74.1	2.2	8.1	7.5	(7.4)	80.6	81.6	1.2
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	497.7	510.5	2.6	357.6	368.8	3.1	855.3	879.3	2.8

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

VOLUME INVOICED WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	1Q10	1Q11	Var. %	1Q10	1Q11	Var. %	1Q10	1Q11	Var. %
Metropolitan	277.2	285.3	2.9	233.7	241.3	3.3	510.9	526.6	3.1
Regional (2)	147.9	151.0	2.1	115.8	120.0	3.6	263.7	271.0	2.8
Total retail	425.1	436.3	2.6	349.5	361.3	3.4	774.6	797.6	3.0
Bulk	72.5	74.1	2.2	8.1	7.5	(7.4)	80.6	81.6	1.2
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	497.7	510.5	2.6	357.6	368.8	3.1	855.3	879.3	2.8

(1) Not audited

(2) Comprised by the coastal region and country side

5. Costs, selling and administrative expenses

In the 1Q11, the costs of products and services provided, administrative and commercial expenses, had an increase of 27.2% (R$ 399.2 million). The proportion of the costs and expenses in the net revenue decreased from 67.9% in the 1Q10 to 81.4% in the 1Q11.

In millions of R$

			Variation
	1Q10	1Q11	R$	%
Payroll and related charges	357.3	556.5	199.2	55.8
General supplies	34.4	37.2	2.8	8.1
Treatment supplies	36.1	45.6	9.5	26.3
Services	215.4	231.4	16.0	7.4
Electricity	130.2	141.3	11.1	8.5
General expenses	72.7	127.4	54.7	75.2
Tax expenses	27.1	27.4	0.3	1.1
Subtotal	873.2	1,166.8	293.6	33.6
Depreciation and amortization	143.0	228.1	85.1	59.5
Credits write-off	10.4	33.1	22.7	218.3
Subtotal	1,026.6	1,428.0	401.4	39.1
Construction costs	441.6	439.4	(2.2)	(0.5)
Costs, and administrative and selling expenses	1,468.2	1,867.4	399.2	27.2
Percentage of Net Revenue (%)	67.9	81.4

5.1. Salaries and payroll charges

In the 1Q11 there was an increase of R$ 199.2 million or 55.8% in salaries and payroll charges, going from R$ 357.3 million to R$ 556.5 million as a result of the following factors:

                                                              Page: 18

ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

•        5.05% of salary adjustment as of May, 2010;

•        Complement to actuarial liability in the amount of R$ 157.5 million, referring to the actuarial calculation made in December 31, 2010 related to the Plan G0; non-recurring to upcoming quarters;

•        Variance in the provision for Profit Sharing in the amount of R$ 7.2 million as a consequence of the reversal of the amounts accrued in 1Q10.

5.2. General Supplies

In the 1Q11 there was a decrease of R$ 2.8 million, or 8.1%, when compared to the same period in the previous year, from R$ 34.4 million to R$ 37.2 million. The main factors that caused this variance were greater expenses with maintenance materials in the producers and adductor systems, water and sewage treatment stations and elevation stations in the Metropolitan Region of Sao Paulo – RMSP, in the amount of R$ 2.5 million.

5.3. Treatment Materials

The expenditures in 1Q11 were higher than in 1Q10 by R$ 9.5 million, or 26.3%, going from R$ 36.1 million to R$ 45.6 million. This variance is related to the following factors:

•        Increase of R$ 5.4 million in the consumption of ferric sulfide and aluminum poly-chloride in replacement of aluminum sulfide caused by the worsening in the quality of water in the Water Treatment Station of Alto da Boa Vista, Rio Claro and Botucatu; and

•        Increase of R$ 3.6 million due to higher consumption of copper sulfide and activated charcoal, extremely seasonal products, which consumption varies according to the climate physical conditions of the reservoirs, caused by the proliferation of algae, flavor and smell in reservoirs that serve the producing system of Alto Tiete.

The consumption verified in 1Q10 was below normal, in function of the quality of water at that time, that is, there was a rupture in the trend of expenditures with treatment material. Therefore, the comparison with 1Q11 results is an apparently large evolution. Had this rupture not occurred, the evolution would have been 7.8%. Considering an average inflation of 6.1%, the real increase would be 1.6%.

5.4. Services

In 1Q11, this item presented an increase of R$ 16.0 million or 7.4%, from R$ 215.4 million to R$ 231.4 million. The main factors that contributed to such variation were:

•      Agreement with Sao Paulo City Hall

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✓  Increase of R$ 12.8 million in the provision made in 1Q11, referring to the actions established;

✓  Actions for control to loss of water in the amount of R$ 5.9 million resulting mainly from the maintenance of networks and connections of water and sewage and increase in fraud prevention actions; and

✓  Increase of R$ 0.6 million resulting from the transportation of sediments of Lake Parque do Ibirapuera and Parque da Aclimação;

•         Expenditures with risky contracts for the recovery of credits, in the amount of R$ 2.2 million due to the increase of collection actions;

•         Postal charges  in the amount of R$ 2.0 million related to the delivery of water bills in some Business Units due to judicial order;

•         Hydrometer reading and delivery of bills in the amount of R$ 2.0 million due to the implementation of the Regional Systems of new technologies in several municipalities that allow higher security and agility in reading and issuance of bills, in addition to the increase in the number of connections and enhancement of actions to control losses in the RMSP; and

•         Contracting of freight and transportation services in the amount of R$ 1.0 million as a result of outsourcing of transportation of chemical products.

The following services presented a decrease:

•         Broadcast of advertising campaigns with decrease of R$ 8.9 million, resulting from the finalization of contracts such as: Onda Limpa, SPTV 2nd Edition, Corrego Limpo Phase 2, among others; and

•         Costs with consulting, advisory and specialized services with decrease of R$ 4.5 million due to the contracts such contracts including: organizational restructuring, implementation of value-added management.

5.5. Electric Energy

In the 1Q11, this item presented an increase of R$ 11.1 million or 8.5%, from R$ 130.2 million to R$ 141.3 million.

This result is associated to the weighted average tariff increase between the free market and the captive market around 4.5% and for the increase around 5.7%, which was impacted by the entrance into operation of new operating units.

5.6. General Expenses

In 1Q11 there was an increase of R$ 54.7 million or 75.2%, from R$ 72.7 million to R$

127.4 million. The factor that contributed the most  to such increase was the provision of R$ 76.1 million as provided by the contract with the Municipality of Sao Paulo, which corresponds to 7.5 % of the gross revenues of the capital, deducting contributions to Cofins and Pasep, calculated as of the date of  execution of the contract, occurred in June 23, 2010.

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This increase was partially offset by the lower need to accrue provision for judicial contingencies related to 1Q10, in the amount of R$ 32.8 million.

5.7 Depreciation and Amortization

This item presented an increase of R$ 85.1 million or 59.5%, from R$ 143.0 million to R$ 228.1 million, resulting from the adjustment of the amortization period for the lower between the useful life of the item or the effectiveness of the contract.

5.8. Credit Write-offs

In 1Q11, the credit write off presented an increase of R$ 22.7 million, varying from R$ 10.4 million to R$ 33.1 million, mainly due to the need to complement the provision on the invoicing of Public Entities, not made in 1Q10, as well as the lower credit recovery through the receipt of private customers related to the same period in 2010.

6. Financial Income and Expenses

R$ million

	1Q10	1Q11	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	81.5	120.1	38.6	47.4
Interest and charges on foreign loans and financing	15.7	19.3	3.6	22.9
Interest judicial proceedings	106.3	28.7	(77.6)	(73.0)
Other financial expenses	17.5	8.4	(9.1)	(52.0)
Total financial expenses	221.0	176.5	(44.5)	(20.1)
Financial income	40.0	78.8	38.8	97.0
Financial expenses, net of income	181.0	97.7	(83.3)	(46.0)

6.1. Financial expenses

In the 1Q11 there was an increase of R$ 44.5 million, or 20.1%. The main factors that influenced this result were:

  Reduction in the amount of financial expenses related to judicial proceedings in the amount of R$ 77.6 million, resulting from the lower need of provision; and

  The interests on internal loans and financings presented an increase of R$ 38.6 million, due to new funding such as: (i) the 12th issuance of debentures occurred in June, 2010, (ii) 13th issuance of debentures occurred in January, 2011 and (iii) the disbursements with loan agreements already executed.

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6.2. Financial income

The financial income presented an increase of R$ 38.8 million mainly related to gains with financial investment due to higher cash available for investment.

7. Income and expenses with monetary variation

R$ million

	1Q10	1Q11	Variation	%
Monetary variation on loans and financing	26.0	19.8	(6.2)	(23.8)
Exchange variation on loans and financing	24.2	(69.1)	(93.3)	(385.5)
Other monetary variations	11.6	14.5	2.9	25.0
Positive monetary variations	61.8	(34.8)	(96.6)	(156.3)
Negative monetary variations	23.4	12.2	(11.2)	(47.9)
Net monetary variations	38.4	(47.0)	(85.4)	(222.4)

7.1. Expenses with monetary variation

The effect of foreign exchange income in the 1Q11 was R$ 96.6 million lower to the same period of 1Q10. This variance is due to:

•         The foreign exchange on external loans and financings generated a negative impact in the amount of R$ 93.3 million resulting from the 2.3% devaluation of the U.S.  dollar in the 1Q11 versus a 2.3% appreciation in the 1Q10.

•         Monetary variations on internal loans and financings decreased R$ 6.2 million, mainly due to the reduction of R$ 8.3 million resulting from the IGPM variation in 2.43% in 1Q11, as compared to the variation of 2.77% in 1Q10; and the increase of R$ 2.1 million due to the higher variation of the TR in 1Q11 of 0.25%, as compared to 1Q10 of 0.08%; and

•         Other monetary variances on indemnification of judicial law suits with an increase of R$ 2.9 million.

7.2. Income from monetary variance

The income from monetary variation presented a decrease of R$ 11.2 million. This result arose mainly from updating installment agreements and restatement of deposits referring to judicial suits occurred in 1Q10.

8. Operating Indicators

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In the last 12 months, the loss ratio remained steady around 26% due to the discontinuity of the maintenance services of water networks provided by third parties and problems from contractual transition. In the second half of 2010, the works entered into normal course which shall bring the ratio back to the track planned. However, as the ratio is a 12-month moving average, the effects of such actions have not yet been impacted.

Operational Indicators*	1Q10	1Q11	Variation %
Water connections (1)	7,161	7,332	2.4
Sewage connections (1)	5,563	5,758	3.5
Population directly served by water supply (2)	23.4	23.7	1.3
Population served by sewage collection (2)	19.7	20.1	2.0
Number of employees	15,165	15,153	(0.1)
Water volume produced	732.0	755.3	3.2
Water loss (%)	25.7	26.2	1.9

(1)     In Thousand units at the end of the period.

(2)     In thousands of people at the end of the period. It does not include wholesale invoicing.

(3)     In millions of m3 accumulated at the end of the period.

* Non audited

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EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais - R$ , unless otherwise stated )

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“SABESP” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new SABESP vision sets forth as objective to be recognized as the company that has universalized the sanitation services in its area of operation, focused on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

In March 31, 2011, the Company operated the water and sewage services in 364 municipalities of the State of São Paulo, having temporarily ceased the operation of the municipalities of Itapira, Aracoiaba da Serra, Iperó, Cajobi and Álvares Florense due to judicial orders, which suits are in progress. In the majority of these municipalities, the operations result from concession contracts executed for 30 years. 104 concessions were expired on March 31, 2011 being that all of them are in negotiation phase with the municipalities. Between 2011 and 2033, 44 concessions will expire. The remaining of these concessions operate under a rollover basis. These concessions with indefinite term and expired concessions under renegotiation, are amortized over the useful lives of the underlying assets. Up to March 31, 2011, 216 program contracts were executed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On March 31, 2011 the net book value of intangible used in the 104 municipalities where the concessions are under negotiation totaled R$ 5,768 million and the net revenue for the period ended on March 31, 2011 totaled R$ 597.3 million.

In the municipality of Santos, in the Baixada Santista region, which has an significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

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The present quarterly information was approved by the Board of Directors on May 12, 2011.

2.         PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)        Presentation of the Quarterly Information

The consolidated quarterly information of March 31, 2011 was prepared based on CPC 21 – Interim Financial Information (individual and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) consolidated, and is presented in a form conducive to the norms issued by CVM, applicable to the preparation of Quarterly Information – ITR. Thus, therefore, these IFRS consider the Circular Office Memorandum CVM/SNC/SEP 003 of April 28, 2011 which allows that the entities present selected explanatory notes, in case of redundancy of information already disclosed in the Annual Financial Information. The quarterly information for the period ended on March 31, 2011, therefore, do not include the notes and disclosures by the CPC (“Committee of Accounting Pronouncements”) for the annual consolidated financial statements and, consequently, must be read together with the consolidated financial information in CPC’s and IFRS for the year ended on December 31, 2010.

(ii)       Individual and Consolidated Financial Information

The individual financial information are being disclosed together with the consolidated financial information and were prepared in a form conducive to the disclosure by note 2 of the Annual Financial Statements.

The consolidated financial information was prepared according to the accounting Standards adopted in Brazil and the IFRS – International Financial Reporting Standards, that includes the statements of SABESP and its subsidiaries: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were all included to the proportion of their equity interest. The Company maintains shared controlling interest, which have the same fiscal year of the joint controlled companies. The accounting policies of its subsidiaries are in line with Company’s policies. The consolidation process of assets, liabilities and income statements consists in adding the balances of assets, liabilities, revenues and expenses, according to their nature, eliminating the equity interests of the holding in the capital stock and accumulated result of the consolidated company.

Although SABESP’s equity interest in the Capital Stock of its subsidiaries is not majority interest, the shareholders’ agreement considers the veto power on certain management matters, indicating participative shared control. Therefore, the financial information was proportionally consolidated.

The consolidated companies were:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Medio Ambiente, Inima S.A.U. Unipersonal (“Inima”), Tecnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP S/A, with duration of 30 years counted from the date of execution of the concession contract with the municipality, which corporate object is the provision of services of complement to the implementation of system of sewage separation and the implementation of sewage treatment system of the municipality of Mogi Mirim, including the disposal of the solid waste generated.

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In March 31, 2011, Sesamm’s capital stock was R$ 10,669 divided into 10,669,549 nominative common shares, with no par value, of which SABESP holds 36% equity interest and Inima holds 36% of equity interest. The Company has concluded that both companies, SABESP and Inima, hold joint control over Sesamm. Therefore, SABESP records its equity interest in Sesamm by the proportional consolidation method, equivalent to 36% on assets, liabilities, revenues and expenses of Sesamm.

In March 31, 2011, the operations of Sesamm had not been started.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Aguas do Brasil – Cab Ambiental, organized the company Aguas de Andadina S.A. with undetermined duration, which corporate object is to provide water and sewage services to the Municipality of Andradina.

On March 31, 2011, the company’s capital stock was R$ 122 divided into 121,997 nominative common shares, with no par value, of which SABESP holds 30% of equity interest.

The operations started on October, 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A., organized the company Seneaqua Mairinque S.A., with undetermined duratuion, which corporate object is to explore the public service of water and sewage of the municipality of Mairinque.

On March 31, 2011, the company’s capital stock was R$ 2,000, divided into 2,000,000 nominative common shares with no par value, of which SABESP holds 30% equity interest.

The operations started on October, 2010.

Aquapolo Ambiental S.A.

On October 08, 2009, the Company, together with the company Foz do Brasil S.A., organized the company Aquapolo Ambiental, which corporate objective is the production, supply and commercialization of water for reuse for the company Quattor Quimica S.A.; Quattor Petroquimica S.A.; Quattor Participacoes S.A and other companies that integrate the Petrochemnical Polo.

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On March 31, 2011 the company’s capital stock was R$ 31,429, divided into 35,684,420 nominative common shares with no par value, of which SABESP holds 49% of equity interest.

The beginning of operations is scheduled for April, 2012.

Águas de Castilho

On October 29, 2010, the company, together with the Companhia de Aguas do Brasil – Cab Ambiental, organized the company Aguas de Castilho which corporate object is the provision of services of water and sewage in the municipality of Castilho.

On March 31, 2011, the company’s capital stock was R$ 65, divided into 65,600 nominative common shares with no par value, of which SABESP holds 30% equity interest.

The operations started on January, 2011.

Attend Ambiental

On August 23, 2010, the Company, together with Companhia Estre Ambiental S/A, organized the company Attend Ambiental S/A which corporate objective is the implementation and operation of a pre-treatment station of non domestic effluents and mud conditioning, in the metropolitan region of the capital of the State of São Paulo, as well as the development of other related activities and the creation of similar infrastructure in other locations, in Brazil and abroad.

On March 31, 2011, the company’s capital stock was R$ 2,000 divided into 2.000,000 nominative common shares with no par value, of which SABESP holds 45% equity interest.

The operations started in January, 2011.

A summary of SABESP’s equity interest in the financial statements of these subsidiaries is presented below

	March 31, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current assets	1,489	321	39	889	13,987	644
Non-Current Assets	7,275	368	51	23	56,154	21

Current Liabilities	986	290	68	144	814	114
Non-Current Liabilities	4,924	554	97	31	55,341	-
Equity	2,854	(155)	(74)	737	13,986	551

Operating revenue	-	483	27	567	-	-
Operating expense	(229)	(512)	(97)	(498)	(167)	(362)
Net financial income	12	-	-	11	-	13
Income (loss) for the year	(217)	(19)	(70)	80	(167)	(349)

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	December 31, 2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Current assets	420	178	851	13,798
Non-Current Assets	5,353	106	10	46,094

Current Liabilities	2,702	119	177	1,331
Non-Current Liabilities	-	301	9	53,909
Equity	3,071	(136)	675	4,652

Operating revenue	-	247	447	-
Operating expense	(638)	(451)	(384)	(1,023)
Net financial income	95	-	12	0
Income (loss) for the year	(543)	(204)	75	(1,023)

2.1       Accounting policies

The accounting policies used in the preparation of the quarterly information for the quarter ended on March 31, 2011 are consistent with those used to prepare the Annual Financial Statements referring to the year ended on December 31, 2010. In the Annual Financial Statements, these policies are disclosed in note 3.

2.2       New standard, changes to standards that are not in force

Standard	Main requirements	Effective date
IFRS 9, “Financial Instrument” replacement to IAS 39

(a)               Phase I – Recognition and measurement

The majority of the requirements for financial liabilities have not changed, however, there were some changes to the fair value option for financial liabilities to address the company’s own credit risk.

(b)              Phase II – Impairment Methodology

The period of comments went up to April 1st, 2011 and is in process of analysis.

(c)               Phase III - Hedge accounting

The period of comments went up to March 9th, 2011 and is in process of analysis.

The effective date is January 1st, 2013.

Early adoption is still not available in Brazil.

IASB´s expectation is that the process of replacement from IAS 39 to IFRS 9 to be completed in the second half of 2011.

3. Financial Risk Management

3.1 Financial Risk Factors

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The Company’s operations are affected by the Brazilian economic scenario, exposing it to market risk, such as foreign currency risk, interest rate risk, credit risk and liquidity risk.

The Company has not used derivative financial instruments, even being able to contract forward foreign exchange contracts and financing in Reais to reduce the foreign currency risk.

(a)        Market Risk

Foreign Currency Risk

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant part of the Company’s financial debt was denominated in U.S. dollar and in  Yen, in the total amount of R$ 2,556,642 on March 31, 2011 (R$ 2,244,635 on December 31, 2010). The Company’s exposure to foreign currency risk is the following:

	March, 31 2011		December, 31 2010

	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,082,277	1,762,705	1,084,898	1,807,657
Loans and financing – Yen	40,489,000	793,989	21,316,000	436,978

On March 31, 2011, had the Real appreciated or devaluated in approximately 10% as compared to the dollar and the Yen with all other variables constant, the effect on the income after taxes for the period would have been R$ 170,001 (2010 – R$ 148,146), lower or higher, mainly as a result of the foreign currency gains or losses with the conversion of loans to foreign currency.

Simulation of appreciation/depreciation of the Real by 10%	March, 31 2011	December, 31 2010
Loans in foreign currency	2,575,765	2,244,635
Variation of Dollar/Yen	10%	10%
Appreciation or depreciation of the Real	257,577	224,464
Income Tax/Social Contribution Tax Rate	34%	34%
Income tax / Social contribution	87,576	76,318
Appreciation or depreciation of the Real, net of taxes.	170,001	148,146

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Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below shows the Company’s loans and financings expressed in Reais subject to variable interest rate:

	March, 31 2011	December, 31 2010

UPR(i)	2,434,452	2,529,398
CDI(ii)	1,965,254	2,009,391
IGP-M(iii)	519,102	493,869
TJLP(iv)	693,238	703,710
IPCA(v)	235,413	223,996
Total loans and financings in local currency.	5,847,459	5,960,364

(i) UPR - Reference Standard Unit

(ii) CDI - Interbank Certificate of Deposit

(iii) IGP-M - General Index of Market Prices

(iv) TJLP - Long Term Interest Rate

(v) IPCA - National Wide Consumer Price Index

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

On March 31, 2011, had the interest rates on loans kept in reais varied around 1% higher or lower, with all other variables constant, the effect on the income after taxes would have been R$ 38,593 (2010 – R$ 39,338) higher or lower, mainly as a result of lower or higher interest expenses in loans with variable rates.

(b)       Credit risk

The credit risk results from cash equivalents, bank deposits and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The Company must, by law, invest its excess cash exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated due to sale to a widely spread out customer base.

The maximum exposure to credit risk at the date of presentation of the report is the carrying amount of securities classified as cash equivalents, deposits in Banks and financial institutions and accounts receivable from customers at the date of the balance sheet. Notes 4.3 (e), 8, 9 and 10.

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(c)        Liquidity Risk.

The Company’s liquidity depends mainly on the cash generated by the operating activities, loans from financial institutions of the state and federal government and financings in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures.

The table below analyzes the Company’s financial liabilities, by maturity dates, including the portion of principal and interests to be paid in accordance with contractual clauses.

	HOLDING
	April to December 2011	2012	2013, 2014 e 2015	2016 onwards	Total
In March 31, 2011
Loans and financing	1,388,577	1,966,915	3,535,534	4,624,284	11,515,310
Contractors and suppliers	156,295	-	-	-	156,295
Other payables	438,083	-	-	-	438,083

In December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Contractors and suppliers	142,634	-	-	-	142,634
Other payables	326,507	-	-	-	326,507

There are no guarantees provided by the Company to be disclosed.

(d)       Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company, under the terms of CVM instruction nr. 475/2008, in order to demonstrate the amounts of the main financial liabilities converted at a projected rate for final settlement of each contract, converted to fair value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

	03/31/2011
Financial Instruments	Risk	Scenario I R$	Scenario II R$	Scenario III R$
Financial Liability Loans and Financings
Banco do Brasil, CEF	Increase in UPR	1,995,893	2,154,587	2,837,282
Debentures	Increase in IGPM	529,549	546,438	584,641
Debentures	Increase in IPCA	255,323	363,528	373,363
Debentures	Increase in CDI	1,996,964	2,662,618	3,993,928
Debentures	Increase in TJLP	187,428	199,243	205,239
BID and Eurobonds	Increase in the US$	2,061,306	2,136,190	2,220,311
JICA	Increase in the Yen	848,872	870,976	895,260

The indexes used for each scenario are based on the number of days to elapse for each contract, the amounts expressed above were summarized.

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The rates were projected based on the settlement dates of each financial instrument; the information was obtained out of BM&F website.

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

(e)        Credit quality of the financial assets

The credit quality of the financial assets that are not past due or subject to provision for loss may be assessed upon reference to the external credit classifications (if any) or to the historical information on the default ratio of the counterparties. For the credit quality of the counterparties that are not financial institutions, like deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant internal policy of market risk management.

	HOLDING
	March 31,2011	December 31,2011

Current account and short-term bank deposits
brAAA	29,179	27,673
brAA+	2,355,767	1,945,697
Other (*)	12,126	14,634
	2,397,072	1,988,004

(*) Included in this category were deposit accounts and investment funds in Banks that do not have evaluation by the three rating agencies used by the Company.

We present, as follows, a table with the rating assessment of the financial institutions that are counterparties with which the Company had business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

3.2       Capital management

The Company’s objectives in managing its capital are the safeguard the continuity capacity to offer return to shareholders and benefits to the other stakeholders, in addition to maintain an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratio. This ration corresponds to the total debt divided by the total capital. The net debt, by its turn, corresponds to the total loans and financings deducted from the amount of cash and cash equivalents. The total capital is calculated through the sum of net equity, as demonstrated in the consolidated balance sheets, to net debt.

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	HOLDING
	March 31,2011	December 31,2010

Total loans and financing	8,423,224	8,209,292
Less: cash and cash equivalents	(2,397,072)	(1,988,004)

Net debt	6,026,152	6,221,288
Total equity	9,864,593	9,681,800

Total Capital	15,890,745	15,903,088

Leverage Ratio	37.9%	39.1%

On March 31, 2011, the leverage ratio of the Company was reduced to 37.9%, as compared to 39.1% on December 31, 2010, due to the increase in the financial investments.

3.3       Fair value estimate

The Company applies CPC 40 to financial instruments measured by the fair value in the balance sheets, which requires fair value measurement in accordance with the following hierarchy of fair value measurement:

.           Quoted prices (not adjusted) in active markets for identical assets and liabilities (level 1).

.           Information other than quoted prices included in level 1, that are observable for assets or liabilities, whether directly (that is, price) or indirectly (that is, derived from prices)(level 2).

.           Insertions for asset or liability that are not based on observable market data (non observable inputs)(level 3).

The sole financial instrument evaluated at fair value maintained by the Company is represented by short term investments in bank certificates of deposit (CDB), classified as cash equivalents, in the amounts of R$ 2,321,709 and R$ 1,852,588 on March 31, 2011 and December 31, 2010, respectively. These investments are financial assets measured at fair value by means of the result, measured pursuant level 2.

3.4       Financial instruments

The Company operates with several financial instruments, with highlight for cash and cash equivalents, including financial investments, and loans and financings as described below.

The estimated fair value of the financial instruments is the following:

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	HOLDING
	March 31,2011		December 31,2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,397,072	2,397,072	1,988,004	1,988,004
Restricted cash	292,369	292,369	302,570	302,570
Accounts receivable, net	1,330,678	1,330,678	1,323,886	1,323,886
Balances with related parties, net	358,937	358,937	368,848	368,848
Judicial Deposits	39,391	39,391	43,543	43,543

Financial liabilities
Loans and financing	8,423,224	10,191,193	8,209,292	9,644,938
Contractors and suppliers	156,295	156,295	142,634	142,634

	CONSOLIDATED
	March 31,2011		December 31,2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,399,844	2,399,844	1,989,179	1,989,179
Restricted cash	292,369	292,369	302,570	302,570
Accounts receivable, net	1,331,155	1,331,155	1,324,157	1,324,157
Balances with related parties, net	358,937	358,937	368,848	368,848
Judicial Deposits	39,391	39,391	43,543	43,543

Financial liabilities
Loans and financing	8,483,494	10,257,549	8,264,615	9,698,547
Contractors and suppliers	158,161	158,161	144,043	144,043

For achieving the market value of the Financial Instruments, the following criteria have been adopted:

(i)              Foreign currency financings are controlled in the original currency, converted using the foreign exchange rate at the balance sheet date, discounted to present value using the market future exchange rate obtained at Bloomberg, based on the Company’s securities traded in the external market. Additionally, the Company has an instrument indexed to the Yen (JICA) which, in addition to the assumptions described above, was considered in the calculation to present value the parity of the original foreign currency of the instrument in relation to the U.S. dollar.

(ii)                        Debentures are considered at nominal value updated with contractual interest rate until the maturity date and discounted to present value using the market future interest rates, published by ANBIMA in the secondary market, as of March 31, 2011 and the Company’s securities traded in the Brazilian market.

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(iii)                      Financings – BNDES are instruments considered at nominal value updated with contractual interest rate until the maturity date, that are indexed by the TJLP, which is a specific modality, not being compared to any other market rate. Therefore, the Company has elected to disclose as the market value the carrying amount recorded on March 31, 2011.

(iv)                      Other financings in local currency are considered at nominal value updated with contractual interest rate until the maturity date, discounted to present value using the market future interest rate obtained in BM&FBOVESPA website.

4.         MAIN ACCOUNTING ESTIMATES AND ASSESSMENTS

The estimates and assessments are continuously evaluated based on the historical experience and other factors, including the expectations of future events that are believed to be reasonable according to the circumstances. There was no change regarding the presentation of December 31, 2010, pursuant to Note 5.

5.         CASH & CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	March 31,2011	December 31,2010	March 31,2011	December 31,2010
Cash and Banks	75,363	135,416	76,973	136,002
Cash Equivalents	2,321,709	1,852,588	2,322,871	1,853,177
	2,397,072	1,988,004	2,399,844	1,989,179

6.         RESTRICTED CASH

On March 31, 2011, the Company recorded restricted cash, in current assets, in the amount of R$ 292,369, referring to the last installment to be released of the 12th issue of debentures, in the amount of R$ 176,288 and to the collection related to rendering services to entities connected to the City Hall of the Municipality of São Paulo, net of taxes, in the amount of R$ 116,081. These proceeds must be reinvested in the water and sewage system of the city of Sao Paulo.

7.         ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)        Balances

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	HOLDING
	Mar/11	Dec/10
Private sector
General and special customers (i) (ii)	848,560	827,990
Agreements (iii)	252,243	250,300
	1,100,803	1,078,290

Governmental entities
Municipal	560,728	556,212
Federal	3.240	2,645
Agreements (iii)	172,342	170,892
	736,310	729,749
Wholesale customers- Municipal Administration Offices (iv)
Guarulhos	477,370	462,221
Mauá	227,221	220,228
Mogi das Cruzes	21,455	18,818
Santo André	505,093	489,486
São Caetano do Sul	3,680	3,537
Diadema	153,430	149,155
Wholesale total - Municipal City Halls	1,388,249	1,343,445

Unbilled supply	390,212	391,822
Subtotal	3,615,574	3,543,306
Allowance for doubtful accounts	(2,284,896)	(2,219,420)
Total	1,330,678	1,323,886

Current	969,335	971,047
Non-current (v)	361,343	352,839

The consolidated balance totals the amount of R$ 1,331,155 (Dec./10 – R$ 1,324,157), being R$ 477 the difference regarding the holding’s balance, referring to the accounts receivable from subsidiaries, Aguas de Andradina, R$ 304, Saneaqua Mairinque, R$ 144, and Aguas de Castilho, R$ 29.

(i)        General customers - residential and small and medium-sized companies.

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)      Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)      Wholesale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the ultimate consumers. Some of these municipalities question judicially the tariffs charged by SABESP and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets.

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	Mar/11	Dec/10
Balance at beginning of period	1,343,445	1,182,744
Billing for services provided	90,496	353,546
Collections - current year’s services	(30,083)	(183,882)
Collections - previous year’s services	(15,609)	(8,963)
Balance at the end of the period	1,388,249	1,343,445

Current	28,607	38,665
Non-current	1,359,642	1,304,780

(v)       The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)       The aging of trade accounts receivable is as follows:

	HOLDING
	Mar/11	Dec/10

Current	1,065,570	1,086,073
Past-due:
Up to 30 days	168,053	150,358
From 31 to 60 days	78,234	67,539
From 61 to 90 days	47,757	45,153
From 91 to 120 days	48,283	39,084
From 121 to 180 days	71,350	73,300
From 181 to 360 days	116,763	119,967
Over 360 days	2,019,564	1,961,832
Total accrued	2,550,004	2,457,233

Total	3,615,574	3,543,306

(c)       Allowance for doubtful accounts

	Mar/11	Dec/10
Beginning balance	2,219,420	1,854,231
Private sector / government entities	15,330	7,663
Wholesale customers	50,146	36,534

Additions for the period	65,476	44,197
Ending balance	2,284,896	1,898,428

Current	1,104,315	866,117
Non-current	1,180,581	1,032,311

The Company accounted for probable credit losses on accounts receivable in the first quarter of 2011 totaling R$ 33,137 which were written off from accounts receivable and recorded under “Selling Expenses”. In the first quarter of 2010, these losses were R$ 10,435.

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8.         BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, São Paulo State Government, and companies related to it.

(a)        Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED
	Mar/11	Dec/10
Accounts Receivable
Current:
Water and sewage services (i)	100,079	96,004
Water and sewage services - GESP Agreement (iii), (iv) and (v)	19,875	21,360
Provision for Losses	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - GESP Agreement (vi)	28,203	28,203
Reimbursement of additional retirement and pension benefits paid - Monthly flow (vi)	4,535	4,594
Total current	140,303	137,772

Long-term assets:
Water and sewage services - GESP Agreement (iii), (iv) (v)	46,837	52,228
Reimbursement of additional retirement and pension benefits paid - GESP Agreement (vi)	171,797	178,848
Total noncurrent assets	218,634	231,076

Total receivable from shareholder	358,937	368,848

Provision of water and sewage services	154,402	157,203
Reimbursement of additional pension and retirement	204,535	211,645
	358,937	368,848

Interest on capital payable to related parties	194,618	194,618

Gross revenue from sales and services	1th Qtr/11	1th Qtr/10
Water sales	48,551	57,547
Sewage services	43,153	48,496
Receivables from related parties	(96,455)	(81,836)
Financial Income	61,346	17,704

(i)        Water and sewage services

The Company provides water supply and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii)       Reimbursement of additional retirement and pension benefits paid

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It refers to amounts of complemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred on (iii), GESP recognizes to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the Department of Personnel Expenditures of the State – DDPE are met, founded on the legal guidelines set by the Legal Consulting of the Secretary of Finance and the State Attorney General’s Office – PGE.

As explained in item (vi) during the validation by GESP of the amounts due to the Company for the Benefits, there were divergences as to the calculation criteria and eligibility of the Benefit applied by the Company.

On March 31, 2011 and December 31, 2010, 2,520 and 2,554 retirees, respectively, received retirement complements In the quarters ended on March 31, 2011 and December 31, 2010, the Company paid R$ 26,750 and R$ 37,102, respectively. There were 25 active employees who will be eligible to these benefits as a result of their retirement, compared to 32 on December 31, 2010.

In January, 2004, the payments of retirement and pension complement were transferred to the Secretary of Finance, and would be made in accordance with the calculation criteria defined by the PGE. By judicial order, the responsibility for the payments returned to SABESP, as originally established.

(iii)      GESP Agreement

On December 11, 2001, the Company, GESP (through the State Department of Finance Affairs, currently the Department of Finance) and the Department of Waters and Electric Energy – DAEE, with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“GESP Agreement”) with the purpose to settle the existing dispute between GESP and the Company related to the water and sewage services and to the Benefits.

In view of the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), for the assurance of the maintenance of volume of water of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to the Company by the DAEE in return to the amounts owned by GESP. However, the Attorney General’s Office of the State of Sao Paulo questioned the legal validity of this agreement, which main argument is the absence of specific legislative authorization for the alienation of DAEE’s assets. The Company’s legal counsels assess the risk of loss of this suit as probable, in case it does not obtain the referred legislative authorization, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

(iv)      First Amendment to the GESP Agreement

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On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on shareholders’ equity declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

(v)       Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the State of São Paulo, intermediated by the Secretary of Treasury, signed the second amendment to the terms of the original GESP agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting R$ 133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on  January 02, 2008. The amount of the installments will be monetarily adjusted according to the variation of the IPCA-IBGE, plus interest of 0.5% per month.

The State and SABESP agreed to resume immediately the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

(vi)      Third Amendment to GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State recognizes to owe SABESP the amount of R$ 915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. SABESP accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$ 696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The Company did not recognize the receivable amount of R$ 696,283 related to the reservoirs, as it not virtually certain that will be transferred by the State. The remaining balance of R$ 218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$ 1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

SABESP and the Government of the State of São Paulo are working together in order to obtain the legislative authorization in order to make viable the transfer of the Reservoirs to SABESP, overcoming, therefore, the legal uncertainty caused by the Public Civil action is challenging the lack of specific legislation for the transfer of the ownership of the reservoirs.

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The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State shall reimburse the Company based on criteria identical to those applied in the calculation of the Uncontroversial Amount. With no longer an impeditive judicial decision, the State will directly assume the monthly payment flow of the portion considered uncontroversial.

(vii)     Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State executed the Third Amendment to the GESP Agreement, in such occasion the amounts denominated as controversial and uncontroversial were quantified. In this amendment, the efforts to settle what was called the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as Benefits of retirement and pension complement provided by Law 4819/58, of original responsibility of the State but paid by SABESP by judicial decision.

By entering into the Third Amendment, it was provided for the reappreciation by the PGE the divergences that caused the controversial amount of the benefits provided by Law 4819/58. At the time, this expectation was based on the PGE’s intention to re-appreciate the question and also in the implied right of the Company to the reimbursement, inclusively based on external technical legal opinions.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as controversial amount.

Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover the credits related to the Controversial Amount without dispute.

As part of  the actions intended to recover the receivables that Management understands as due by the Government of the State, related to the divergences about the reimbursement of the benefits of retirement and pension complement paid by the Company, SABESP: (i) addressed, on March 24, 2010, the message to the Controlling Shareholder, forwarding the office memorandum released by the Collegiate Directors, proposing judicial action to be forwarded to the Arbitration Chamber of Bovespa (Sao Paulo Stock Exchange); (ii) in June, 2010, it forwarded to the Secretary of Finance a proposal for agreement aiming the settlement of the referred controversies. This proposal did not succeed; (iii) on November 9, 2010, it filed a judicial action against the State of Sao Paulo pleading the full reimbursement of the amounts paid as benefits provided by State Law nr. 4819/58 to finalize the discussion between the Company and GESP. Despite the judicial action, the Company will insist in reaching an agreement during the progress of the judicial action, understanding that a reasonable agreement is better to the company and its shareholders than waiting the end of the judicial demand.

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The Company’s Management has elected for not recognizing such amounts, due to the uncertainty of the reimbursement of the amounts. On March 31, 2011 the amounts not recorded by the Company referring to the complement of pension and retirement paid in name of the State by the Company totaled R$ 1,244,542 (Dec/10 – R$ 1,230,064) including the amount of R$ 696,283 referring to the transfer of the reservoirs in the Alto Tiete system. As a result, the Company also recognized the actuarial obligation referring to the complement of the pension and retirement maintained with the employees and pensioners of Plan G0. On March 31, 2011, the amounts of the complement of pension and retirement complement of Plan G0 were R$ 1,500,321 (Dec./10 – R$ 1,316,706). For more information on the obligations of complement to pension and retirement, see Note 15.

(b)       Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(c)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 7,000 real estate’s that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(d)       Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

(e)        Contract of assignment of personnel among the entities connected to GESP

The Company has employees assigned to entities connected to the Government of the State of São Paulo, where the expenses are fully transferred and monetarily reimbursed.

On March 31, 2011, the expenditures with the employees assigned by SABESP to other state entities amounted to R$ 1,596 (Mar/10 – R$ 1,250).

In the same period, the Company did not have expenditures with the employees from other entities at SABESP’s disposal and in March, 2010 the amount totaled R$ 78.

(f)        Services contracted from entities connected to GESP.

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On March 31, 2011 and December 31, 2010, SABESP had an outstanding amount payable of R$ 11,460 and R$ 11,395, respectively, referring to services provided by entities connected to the Government of the State of São Paulo. Among them, we highlight the services of electric energy supply by the Energy Company of Sao Paulo – CESP, representing 87.7% of the amount of March 31, 2011.

(g)       Non-operating Assets

The Company had, on March 31,2011 the amount of R$ 25,371 (in December 31,2010 - R$ 25,371), respectively, mainly related to land granted in free lease to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electric Energy, among others. The land granted to the DAEE amount to R$ 2,289.

(h)       Banco do Brasil

The Company filed a declaratory action against the Department of Finance of São Paulo, nº 000317-53.2011.8.26.0053, in the 3rd Civil Court. The State of São Paulo alienated exclusive rights in bank services of the companies managed direct and indirectly by Banco Nossa Caixa, on March 27, 2007; and by Banco do Brasil on May 27, 2010. In this judicial action, the Company asks for financial compensation related to the alienation of its exclusive rights. The Company is asking for a percentage of the amounts that the Estate of São Paulo received from the financial institutions.

(i)        Sabesprev

The Company sponsors the defined contribution plan managed by Fundação SABESP de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to Março 31, 2011, is R$ 498,932 (Dec/2010 - R$ 487,332).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

(j)        Management Fees

The compensation policy to the executive committee is set according to the guidelines of the Government of the State of São Paulo, CODEC (Council of Defense of the Capitals of the State), and is based on performance, market competitiveness of other indicators related to the Company’s business and is subject to the approval by the shareholders at the General Shareholders’ Meeting.

The executive compensation is limited to the State Governor’s compensation, The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, conditioned to a minimum attendance to one monthly meeting.

The objective of the compensation policy is to set up a model of private management, with the purpose to incentive the maintenance in its headcount and recruit professionals gifted of competence, experience and motivation, considering the effectiveness degree currently required by the Company.

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In addition to the monthly compensation, the members of the Board of Directors and the Executive Committee receive:

Bonuses: for purposes of compensating the Board of Directors  of the companies that the State is controlling shareholder, as an incentive policy, provided that the company effectively calculates quarterly, semi-annual and annual income and distribute mandatory dividends to the shareholders, even if under the form of interests on shareholders’ equity. Annual bonus cannot exceed six times the monthly compensation of the directors and officers, nor 10% of interests on shareholders’ equity paid by the company, whatever is lower.

Annual award: equivalent to one monthly fee, calculated on a prorated basis, in the month of December of each year.

The purpose of such award is to establish a similarity with the thirteenth salary of the labor regime of the Company’s employees, once the relationship of the directors and officers with the Company is governed by its Bylaws and not the labor code.

Benefits paid only to the Statutory Officers – meal ticket, basic basket of food, medical assistance, annual paid rest of a 30-day remunerated leave and payment of an award equivalent to one third of the monthly fees.

The compensation paid by the Company to the members of the Board of Directors and Officers was R$ 591 and R$ 607 for the periods ended on March 31, 2011 and 2010, respectively, and refers to short term benefits to employees and managers. An additional amount of R$ 198 referring to the bonus program was accrued in the period from January through March, 2011 (R$ 220 in 2010).

9.         INDEMNIFICATIONS RECEIVABLE

There was no relevant information or changes, as per note 10 to the Annual Financial Statements of December 31, 2010.

10.       INTANGIBLE

The balance and movement in intangible assets is as follows:

	HOLDING
	December 31, 2010			March 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,974,819	(3,242,262)	10,732,557	14,236,216	(3,347,894)	10,888,322
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	714,652	(195,496)	519,156
Contract Program (iii)	900,686	(36,302)	864,384	1,038,678	(38,994)	999,684
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	342,524	(25,473)	317,051
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	6,209,410	(199,183)	6,010,227

New Businesses (v)	12,129	(901)	11,228	13,468	(1,574)	11,894

Software License	49,458	(41,521)	7,937	49,458	(43,965)	5,493
Total	22,174,156	(3,632,634)	18,541,522	22,604,406	(3,852,579)	18,751,827

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	HOLDING
	December 31,2010	Reclassification cost	Reclassification amortization	Additions	Retirements and disposals	Amortization	March 31,2011
Intangibles resulting from:
Concession contracts	10,732,557	(8,073)	-	269,470	-	(105,632)	10,888,322

Concession agreements - economic value	517,278	8,073	-	156	-	(6,351)	519,156

Contract Program	864,384	-	-	139,790	(484)	(4,006)	999,684

Program contracts - commitments	311,276	-	-	8,582	-	(2,807)	317,051

Service Contract	6,096,862	(2,006)	2,006	16,832	(138)	(103,329)	6,010,227

New Businesses	11,228	-	-	1,339	-	(673)	11,894

Software License	7,937	-	-	-	-	(2,444)	5,493

Total	18,541,522	(2,006)	2,006	436,169	(622)	(225,242)	18,751,827

	CONSOLIDATED
	December 31, 2010			March 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,980,141	(3,242,270)	10,737,871	14,243,606	(3,347,902)	10,895,704
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	714,652	(195,496)	519,156
Contract Program (iii)	900,686	(36,302)	864,384	1,038,678	(38,994)	999,684
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	342,524	(25,473)	317,051
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	6,209,410	(199,183)	6,010,227

New Businesses (v)	12,129	(901)	11,228	13,468	(1,574)	11,894

Software License	49,458	(41,521)	7,937	49,458	(43,965)	5,493
Total	22,179,478	(3,632,642)	18,546,836	22,611,796	(3,852,587)	18,759,209

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	CONSOLIDATED
	December 31,2010	Reclassification cost	Reclassification amortization	Additions	Retirements and disposals	Amortization	March 31,2011
Intangibles resulting from:
Concession contracts	10,737,871	(8,073)	-	271,538	-	(105,632)	10,895,704

Concession agreements - economic value	517,278	8,073	-	156	-	(6,351)	519,156

Contract Program	864,384	-	-	139,790	(484)	(4,006)	999,684

Program contracts - commitments	311,276	-	-	8,582	-	(2,807)	317,051

Service Contract	6,096,862	(2,006)	2,006	16,832	(138)	(103,329)	6,010,227

New Businesses	11,228	-	-	1,339	-	(673)	11,894

Software License	7,937	-	-	-	-	(2,444)	5,493

Total	18,546,836	(2,006)	2,006	438,237	(622)	(225,242)	18,759,209

(a)               Intangibles arising from concession contracts

The concession contracts provide that the assets will be reversed to the conceding power at the end of the contract.

On March 31, 2011, the Company operated in 364 municipalities in the State of São Paulo. In the most part of these municipalities, the operations are based on a 30-year concession period.

The service provided by the Company is are billed at a price regulated and controlled by the Regulating Agency of Sanitation and Energy of the State of São Paulo (ARSESP).

Intangibles resulting from concession contracts include:

(i)        Concession contracts – equity amount

The contracts executed until 1998 provide that the assets will be reverted to the grantor at the end of the contract, for the residual value or market value, in accordance with the terms of each one of them. The amortization is calculated using the straight line method, which considers the useful life of the assets.

(ii)       Concession agreements - economic value

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in a valuation report issued by independent experts.

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The amount determined in the respective contract, after the transaction is closed with the municipal authorities, is recorded in this account and amortized over the period of the related concession line method or the useful life of assets, the shortest of the tow. As of March 31, 2011 and December 31, 2010 there were no amounts pending related to these payments to the municipalities.

(iii)      Program Contracts – Investments performed

Refer to the renewals of the contracts previously denominated as full concession to operating concession, through the program contracts that have as objective the supply of municipal public services or sanitation sewage, where the Company has the possession and the management of the assets acquired or construction during the effectiveness of these contracts (30 years).

The amortization of the intangible assets is performed during the effectiveness of the concession contracts by the straight line method or by the useful life of the assets, whichever is lower.

(iv)      Program contracts - Commitments

After the enactment of the regulatory framework in 2007, the renewals of concessions started to be made through program contracts. In some of these program contracts, the Company assumed the commitment to financially participate in social and environmental actions. The assets constructed and the financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is lower.

In March 31, 2011, the amortization expenses related to the commitments of the program contracts were R$ 2,807 (Mar/10 – R$ 2,272).

In March 31, 2011, the amounts still not disbursed referring to the commitments of the program contracts were recorded in Other Obligations in current liabilities in the amount of R$ 86,009 and in non-current liabilities, in the amount of R$ 75,479.

(v)       New Business

In August, 2009 was executed, with the Companhia de Saneamento de Alagoas (CASAL) the special services and technology transfer contract with the purpose to implement a program to reduce loss and revenue evasion in the Municipality of Maceio for the period of 60 months. On March 31, 2011 the amount in progress referring to this contract was R$ 1,940.

Other information related to the concession contracts may be obtained in the Annual Financial Statements of December 31, 2010.

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(b)       Capitalized interests and financial charges

In the quarter, the Company capitalized interests and financial charges in intangible assets of concession in the amount of R$ 64,971 (Mar/10 – R$ 44,498) during the period which assets were presented as work in progress.

11.       PROPERTY, PLANT & EQUIPMENT

	HOLDING
	12/31/2010			03/31/2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	119,567	-	119,567	119,567	-	119,567
Buildings	41,014	(28,983)	12,031	41,014	(29,565)	11,449
Equipment	162,270	(90,804)	71,466	164,400	(93,721)	70,679
Transportation equipment	20,025	(18,364)	1,661	20,394	(18,561)	1,833
Furniture and Fixture	26,831	(26,378)	453	27,283	(26,820)	463
Other	2,590	(1,384)	1,206	2,535	(1,348)	1,187
Work in progress:	-	-	-	-	-	-

Total	372,297	(165,913)	206,384	375,193	(170,015)	205,178

	CONSOLIDATED
	12/31/2010			03/31/2010
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	119,567	-	119,567	119,567	-	119,567
Buildings	41,014	(28,983)	12,031	41,014	(29,565)	11,449
Equipment	162,270	(90,804)	71,466	164,400	(93,721)	70,679
Transportation equipment	20,025	(18,364)	1,661	20,394	(18,561)	1,833
Furniture and Fixture	26,831	(26,378)	453	27,283	(26,820)	463
Other	2,590	(1,384)	1,206	2,535	(1,348)	1,187
Work in progress:	43,222	-	43,222	54,442	-	54,442

Total	415,519	(165,913)	249,606	429,635	(170,015)	259,620

There were no relevant changes or information according to note 10 to the Annual Financial Statements of December 31, 2010.

12.       LOANS, FINANCINGS & DEBENTURES

Outstanding balances of loans and financings

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	HOLDING
	Mar/11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	324,111	736,746	1,060,857	316,541	818,359	1,134,900	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	476,733	-	476,733	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	201,390	234,723	33,333	198,242	231,575		2015	CDI+2.75 and 12.87%	IPCA
Debentures 10th Issuance	-	281,519	281,519	-	279,497	279,497		2020	TJLP+1.92% (1st series and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	-	1,206,152	1,206,152	-	1,205,451	1,205,451		2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	-	499,690	499,690	-	499,715	499,715		2025	TR+9.5%
Debentures 13th Issuance	-	599,677	599,677	-	-	-		2012	CDI + 0.65%
Caixa Econômica Federal	94,390	760,500	854,890	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	Own Resources	2011	CDI + 6.5%
FIDC - SABESP I	-	-	-	13,889	-	13,889		2011	CDI + 0.70%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES	43,545	29,657	73,202	43,403	40,518	83,921	Own Resources	2013	3% + TJLP LIMIT 6%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES Baixada Santista	4,077	126,397	130,474	-	130,474	130,474	Own Resources	2019	2.5% + TJLP LIMIT 6%
(Banco Nacional de Desenvolvimento Econômico Social)– BNDES PAC	2,617	43,384	46,001	1,649	44,352	46,001	Own Resources	2023	2.15% + TJLP LIMIT 6%
(Banco Nacional de Desenvolvimento Econômico Social) – BNDES ONDA LIMPA	-	246,992	246,992	-	246,986	246,986	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	2,556	3,767	6,323	2,816	3,850	6,666	Own Resources	2011/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	130,226	-	130,226	141,991	-	141,991
Total Domestic	1,111,588	4,735,871	5,847,459	1,109,739	4,850,625	5,960,364

FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 342,277 thd.	61,924	494,717	556,641	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	3,00% a 3,52% (i)	Currency Basket Var. + US$
BIRD	-	10	10	-	5	5		2034	0,43%	US$
Euro Bonds – US$ 140,000 thd.	-	227,389	227,389	-	232,612	232,612		2016	7,5%	US$
Euro Bonds – US$ 350,000 thd.	-	562,864	562,864	-	576,107	576,107		2020	6,30%	US$
JBIC – Yens 21,320,000 thd.	22,595	395,490	418,085	11,810	425,168	436,978	Federal Government	2029	1,8% and 2,5% (i)	Yens
JICA – Yens 19,169,000 thd.	10,160	365,358	375,518	-	-	-		2029	1,8% and 2,5% (i)	Yens
BID 1983AB – US$ 250,000 thd.	38,995	365,175	404,170	39,893	373,575	413,468		2023	2,4% to 2,9% (i)	US$
Interests and charges	31,088	-	31,088	15,089	-	15,089
Total International	164,762	2,411,003	2,575,765	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,276,350	7,146,874	8,423,224	1,239,716	6,969,576	8,209,292

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	CONSOLIDATED
	Mar/11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	324,111	736,746	1,060,857	316,541	818,359	1,134,900	Gov,Est,S,Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	476,733	-	476,733	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	201,390	234,723	33,333	198,242	231,575		2015	CDI+2.75% and 12.87%	IPCA
Debentures 10th Issuance	-	281,519	281,519	-	279,497	279,497		2020	TJLP+1.92% (1ª e 3ª series) and 9.53% (2ª series)	IPCA
Debentures 11th Issuance	-	1,206,152	1,206,152	-	1,205,451	1,205,451		2015	CDI + 1.95% (1ª series) and CDI + 1.4% (2ª séries)
Debentures 12th Issuance	-	499,690	499,690	-	499,715	499,715		2025	TR + 9.5%
Debentures 13th Issuance	-	599,677	599,677	-	-	-		2012	CDI + 0.65%
Caixa Econômica Federal	94,390	765,424	859,814	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	own resources	2011	CDI + 6.5%
FIDC - SABESP I	-	-	-	13,889	-	13,889	own resources	2011	CDI + 0.70%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES	43,545	29,657	73,202	43,403	40,518	83,921	own resources	2013	3% + TJLP LIMIT 6%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES Baixada Santista	4,077	126,397	130,474	-	130,474	130,474	own resources	2019	2.5% + TJLP LIMITE 6%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES PAC	2,617	43,384	46,001	1,649	44,352	46,001	own resources	2023	2.15% + TJLP LIMIT 6%
(Banco Nacional de Desenvolvimento Econômico Social)- BNDES ONDA LIMPA	-	246,992	246,992	-	246,986	246,986	own resources	2025	1.92% + TJLP LIMIT 6%
Mútuo Foz do Brasil	-	55,341	55,341	-	52,896	52,896	own resources
Santander	-	-	-	2,427	-	2,427	own resources
Others	2,558	3,770	6,328	2,816	3,850	6,666	own resources	2011/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	130,226	-	130,226	141,991	-	141,991
Total Domestic	1,111,590	4,796,139	5,907,729	1,112,166	4,903,521	6,015,687
FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 342.277 thd	61,924	494,717	556,641	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	3.00% a 3.52% (i)	Currency Basket Var. + US$
BIRD	-	10	10	-	5	5		2034	0.43%	US$
Euro Bonds – US$ 140.000 thd	-	227,389	227,389	-	232,612	232,612		2016	7.5%	US$
Euro Bonds – US$ 350.000 thd	-	562,864	562,864	-	576,107	576,107		2020	6.30%	US$
JBIC – Yens 21.320.000 thd	22,595	395,490	418,085	11,810	425,168	436,978	Federal Government	2029	1.8% and 2.5% (i)	Yens
JICA – Yens 19.169.000 thd	10,160	365,358	375,518	-	-	-		2029	1.8% and 2.5% (i)	Yens
BID 1983AB – US$ 250.000 thd	38,995	365,175	404,170	39,893	373,575	413,468		2023	2.4% to 2.9% (i)	US$
Interests and charges	31,088	-	31,088	15,089	-	15,089
Total International	164,762	2,411,003	2,575,765	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,276,352	7,207,142	8,483,494	1,242,143	7,022,472	8,264,615

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parity rates as of March 31, 2011: US$ 1.6287; Yen 0.019610 (dec/10- US$ 1.6662; Yen 0.0205).

On March 31, 2011 the Company did not have short term balances of loans and financings.

The Company presented the following activity of loans and financings for the quarter ended on March 31, 2011. The other loans and financings are presented in note 13 of the Annual Financial Statements.

(i)        13th Issue of Debentures:

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On January 11, 2011, the Company launched the 13th issue of Simple Debentures, non convertible, of Chirographic Type, in Sole Series, for Public Distribution with Restricted Underwriting Efforts, under the terms of CVM Instruction 476, which characteristics are the following:

 Date of Issue: 01/11/2011

 Series: Sole

 Total Amount (R$ Thd) R$ 600,000

 Quantity: 60

 Unit Amount (R$ Thd) R$ 10,000

 Payment of semi-annual remuneration

 Final Amortization: 08/29/2012

 Optional Redemption: partial or total at any time

 Remuneration DI added by :

1th period: 01/11/2011 to 02/26/2011 = 0.65%

2th period: 02/26/2011 to 08/30/2011 = 0.75%

3th period: 08/30/2011 to 03/01/2012 = 0.85%

4th period: 03/01/2012 to 08/29/2012 = 1.25%

The proceeds resulting from the funding of the the 13th issue of Debentures were intended to repay the 60 (sixty) Commercial Promissory Notes of the 5th issue of the Company, with maturity date scheduled for 02/26/2011. On January 11, 2011, occurred the final payment of the 5th Issue of the Promissory Notes.

(ii)       JICA

On February 15, 2011, the Company executed with JICA (Japan International Cooperation Agency), the complemental agreement of the Onda Limpa Program – 1st Phase, nr. BZ-P 18, in the amount of 19,169,000 (nineteen billion, one hundred and sixty-nine million Japanese Yens) equivalent to R$ 375,904 on March 31, 2011. The proceeds will be used for the execution of works and services in the Metropolitan Region of Santos Coastal Line. The maturity date is 18 years and the interest rate between 1.8% and 2.5% per year.

(iii)      BID

On March 17, 2011, occurred the 1st disbursement of the contract executed on September 3rd, 2011, nr. 2202/OC-BR. The proceeds will be used for the recovery of quality of water in the Rio Tiete basin in the Metropolitan Region of Sao Paulo. The amount of the contract is US$ 600,000, equivalent to R$ 977,220, with final maturity in September 2035. Being that in the 1st quarter 2011 occurred the first disbursement of US$ 1,829, corresponding to R$ 3,044.

(iv)      Payment Schedule of loans and financings

The total volume of debt to be paid until the end of 2011 is R$ 1,131,298, being R$ 145,096 the amount indexed to the U.S. dollar and R$ 986,202 the amounts of interests and principal of loans denominated in reais to mature.

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	HOLDING
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY

Banco do Brasil	240,491	345,379	375,922	99,065	-	-	-	1,060,857
Caixa Econômica Federal	69,543	102,514	103,864	65,166	43,031	41,572	429,200	854,890
Debentures	510,067	835,755	582,397	371,031	393,744	80,616	524,884	3,298,494

BNDES (Banco Nacional de Desenvolvimento Econômico Social)	32,112	36,908	4,182	-	-	-	-	73,202
BNDES (Banco Nacional de Desenvolvimento Econômico Social)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (Banco Nacional de Desenvolvimento Econômico Social)PAC	1,649	3,872	3,872	3,872	3,872	3,872	24,992	46,001
BNDES (Banco Nacional de Desenvolvimento Econômico Social) ONDA LIMPA	-	14,250	18,999	18,999	18,999	18,999	156,746	246,992
Others	2,114	801	521	491	553	623	1,220	6,323
Interests and charges	130,226	-	-	-	-	-	-	130,226
In national currency	986,202	1,355,788	1,106,066	574,933	476,508	161,991	1,185,971	5,847,459

ABROAD
BID	53,553	61,923	61,923	61,923	61,923	61,923	193,473	556,641
BIRD	-	10	-	-	-	-	-	10
Eurobonds	-	-	-	-	-	227,389	562,864	790,253
JBIC	21,460	42,897	42,897	42,897	42,897	42,897	557,658	793,603
BID 1983AB	38,995	38,678	38,678	38,678	38,678	38,678	171,785	404,170
Interest and charges	31,088	-	-	-	-	-	-	31,088
Foreign Currency	145,096	143,508	143,498	143,498	143,498	370,887	1,485,780	2,575,765
Grand Total	1,131,298	1,499,296	1,249,564	718,431	620,006	532,878	2,671,751	8,423,224

	CONSOLIDATED
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY

Banco do Brasil	240,491	345,379	375,922	99,065	-	-	-	1,060,857
Caixa Econômica Federal	69,543	102,760	104,110	65,412	43,277	41,818	432,894	859,814
Debentures	510,067	835,755	582,397	371,031	393,744	80,616	524,884	3,298,494

BNDES (Banco Nacional de Desenvolvimento Econômico Social)	32,112	36,908	4,182	-	-	-	-	73,202
BNDES (Banco Nacional de Desenvolvimento Econômico Social)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (Banco Nacional de Desenvolvimento Econômico Social)PAC	1,649	3,872	3,872	3,872	3,872	3,872	24,992	46,001
BNDES (Banco Nacional de Desenvolvimento Econômico Social) ONDA LIMPA	-	14,250	18,999	18,999	18,999	18,999	156,746	246,992
Mútuo Foz do Brasil	-	55,341	-	-	-	-	-	55,341
Others	2,116	804	521	491	553	623	1,220	6,328
Interests and charges	130,226	-	-	-	-	-	-	130,226
In national currency	986,204	1,411,378	1,106,312	575,179	476,754	162,237	1,189,665	5,907,729

ABROAD
BID	53,553	61,923	61,923	61,923	61,923	61,923	193,473	556,641
BIRD	-	10	-	-	-	-	-	10
Eurobonds	-	-	-	-	-	227,389	562,864	790,253
JBIC	21,460	42,897	42,897	42,897	42,897	42,897	557,658	793,603
BID 1983AB	38,995	38,678	38,678	38,678	38,678	38,678	171,785	404,170
Interest and charges	31,088	-	-	-	-	-	-	31,088
Foreign Currency	145,096	143,508	143,498	143,498	143,498	370,887	1,485,780	2,575,765
Grand Total	1,131,300	1,554,886	1,249,810	718,677	620,252	533,124	2,675,445	8,483,494

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(v)       Financial Commitments – “Covenants”

Some contracts of loans and financings have clauses related to the meeting of certain financial ratios that are calculated quarterly.

Debentures 8th , 9th , 11th  e 12th  Issue:

a)      Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion recorded as current liabilities of non-current debts contracted by the Company) higher than 1.0; and

b)     Ebitda/Financial expenses equal to, or higher than, 1.5.

Failure to meet the clauses of the covenants shall lead to the early maturity of the contract. The lack of fulfillment of these obligations shall only be characterized when verified in its quarterly financial information, for at least two consecutive quarters, or even for two non consecutive quarters within a twelve-month period.

Upon the lack of observance to the covenants, the fiduciary agent shall convene, within 48 hours from the date it becomes aware of the occurrence, of a general debenture holders´ meeting in order to deliberate on the declaration of early maturity of the debentures.

Debentures 10th Issue:

a)      EBITDA/ROL: equal to, or higher than,  38%;

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b)     EBITDA/Financial expenses: equal to, or higher than, 2.35%; and

c)      Net Banking Debt/Ebitda: equal to, or higher than, 3.65%.

Caixa Econômica Federal – Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating indicators (loss of invoicing, revenues evasion, cash availability and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non fulfillment of 5 out 8 clauses of covenants shall trigger the early maturity of the contract.

Debentures 13th  Issue:

a)      The ratio obtained by the division of the Total Debt by the EBITDA shall be lower than or equal to 3.65; and

b)      The ratio obtained by the division of the EBITDA by the Financial Expenses shall be equal to, or higher than, 1.5.

BNDES:

a)      Adjusted current liquidity: higher than 1.0;

b)     Ebitda / Net Operating Revenue: higher than or equal to 38%;

c)      Total connections (water and sewage) /headcount: higher than or equal to 520;

d)     Ebitda /Debt service: higher than or equal to 1.5; e

e)      Net Worth/Total Liabilities: higher than or equal to 0.8.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Limit the contracting of new debts in such a way that:

a)      The total adjusted debt to Ebitda shall not be higher than 3.65; and

b)     The Company’s interest coverage ratio, determined at the date of incursion of this debt, is not lower than 2.35.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Banco Interamericano de Desenvolvimento (BID):

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The contracts 713, 896, 1.212 e 2.202- The tariffs may:

a)      Produce revenue enough to cover the expenses with system exploration, including those related to the management, operation, maintenance and depreciation;

b)     Provide a profitability on fixed assets higher than 7%; and

c)      During the execution of the Project, the balances of the loans contracted for short term shall be higher than 8.5% to net worth.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

On March 31, 2011, the Company met the requirements included in its loan and financing contracts.

The Company has obtained from BNDES, exceptionally, the suspension for 13 months, as of December, 2010, of the requirement to fulfill the special obligations set forth by the contracts.

13.       TAXES AND CONTRIBUTIONS

	HOLDING
	Current		Non current
	Mar/11	Dec/10	Mar/11	Dec/10
Income tax and social contribution	81,457	-	-	-
Cofins and pasep	47,773	48,149	-	-
Paes	35,702	35,364	44,627	53,045
INSS	23,256	24,112	-	-
Others	12,752	50,143	-	-
Total	200,940	157,768	44,627	53,045

	CONSOLIDATED
	Current		Non-current
	Mar/11	Dec/10	Mar/11	Dec/10
Income tax and social contribution	81,498	-	-	-
Cofins and pasep	47,789	48,149	-	-
Paes	35,702	35,364	44,627	53,045
INSS	23,256	24,112	-	-
Others	12,882	50,425	-	-
Total	201,127	158,050	44,627	53,045

The company applied for the Special Installment Payment Request (Paes) on July 15, 2003, pursuant Law nr. 10684 of May 30, 2003, including in this application the debts related to the Cofins and to the Pasep involved in judicial lawsuit against the application of Law nr. 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in the Paes was R$ 316,953, as follows:

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Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the 1st quarter, 2011 and in the 4th quarter, 2010 were R$ 8,897 and R$ 8,813, respectively. Financial expenses were recorded in the amount of R$ 817 in the 1st quarter of 2011 and R$ 1,155 in the 1st quarter, 2010. The outstanding debt on March 31, 2011 was R$ 80,329. The assets granted in guarantee to the previous Refis Program, in the amount of R$ 249,034 continue to guarantee the amounts of the Paes Program.

14.       DEFERRED TAXES AND CONTRIBUTIONS

(a)        Balances

	Holding		Consolidated
	Mar/11	Dec/10	Mar/11	Dec/10
Deferred income tax asset
Provision for contingencies	538,815	539,394	538,815	539,394
Social security obligations –G1	175,204	162,552	175,204	162,552
Social security obligations –G0	85,271	85,271	85,271	85,271
Donation of assets related to the concession contracts	38,213	38,213	38,213	38,213
Others	202,307	177,816	204,632	179,356
Total deferred tax asset	1,039,810	1,003,246	1,042,135	1,004,786

Deferred income tax liability
Temporary difference on concession of intangible asset	(705,428)	(711,283)	(705,428)	(711,283)
Capitalization of loan costs	(125,933)	(102,339)	(125,933)	(102,339)
Income– public entities	(74,660)	(72,968)	(74,660)	(72,968)
Others	(42,449)	(38,743)	(44,161)	(39,756)
Total deferred tax liability	(948,470)	(925,333)	(950,182)	(926,346)

Deferred Tax asset (liability) in the balance sheet	91,340	77,913	91,953	78,440

(b)       Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

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	Holding		Consolidated
	Jan-Mar/11	Jan-Mar/10	Jan-Mar/11	Jan-Mar/10

Income before taxes on income	378,727	478,890	378,689	478,890
Statutory rate	34%	34%	34%	34%
Tax expense at statutory rate	(128,767)	(162,823)	(128,754)	(162,823)
Permanent differences
Provision Act 4819/58 (i)	(67,167)	(15,361)	(67,167)	(15,361)
Other differences	-	(1,661)	25	(1,661)
Income tax and social contribution	(195,934)	(179,845)	(195,896)	(179,845)
Current income tax and social contribution	(209,314)	(236,931)	(209,314)	(236,931)
Deferred income tax and social contribution	13,380	57,086	13,418	57,086
Effective tax rate	52%	38%	52%	38%

(i)            Permanent difference related to the provision referring to the actuarial obligation (note 8 (vii)).

Transitional Tax Regime – RTT

For the purposes of calculation of income tax and social contribution on net income of the years of 2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of the Law 11638/07 and the Provisional Measure 449/08, converted into Law 11941/09, by the registers in the fiscal books - LALUR and auxiliary controls, without any changes in the accounting books.

In 2011, the Company also adopted the same tax practices adopted in 2008, 2009 and 2010, since the RTT shall be in force until the enacting of the Law that rules the tax effects of the new accounting standards, seeking the tax neutrality.

15.       BENEFITS TO EMPLOYEES

(a)        Assistance Plan

Managed by Fundação SABESP de Seguridade Social – Sabesprev, it is constituted by optional health plan, of free choice, kept by contributions from the sponsor and the participants, which were the following in the period:

From the Company: 7.7%, on average, on the payroll;

From the participants: 3.21%, on base salary and bonus, which corresponds to the average of 1.4% on the payroll.

(b)       The amounts recorded in the balance are the following:

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Funded Plan – G1
Social security obligations in December, 2010	487,332
Expenses recorded in 2011	11,600
Social security obligations in March, 2011	498,932

Unfunded Plan – G0
Social security obligations in December, 2010	1,316,706
Actuarial losses calculated in December, 2010 (ii)	157,527
Expenses recorded in 2011	26,088
Social security obligations in March, 2011	1,500,321
Total	1,999,253

(i)        Plan G1

Managed by Fundação SABESP de Seguridade Social – Sabesprev, the defined benefit plan (“Plano G1”) receives monthly contributions as follows: 2.6% from the Company and 2.8% from the participants.

In March 31, 2011, the Company had a net actuarial obligation of R$ 498,932 (Dec/10 – R$ 487,332) that represents the difference between the present value of the Company´s obligations related to the participants that are employees, retirees and pensioners and the fair value of the related assets, and unrecognized actuarial gains.

With the purpose to settle the debt referring to the Defined Benefit Plan (BD) G1, as of July, 2010, SABESP and SABESPREV have structured a process through which the participants could elect to change from the Defined Benefit Plan to Defined Contribution Plan, the SABESPREV Mais.

The period for migrating the plan, from July to November, 2010, was suspended through preliminary injunction granted by the Court of Justice of the State of Sao Paulo on October 20, 2010, until the allegations from the parties involved are analyzed.

(ii)       Plan G0

The Company makes payments, due to judicial decision, of pension and retirement complemental plan to formeremployees and pensioners provided by Law nr. 4819/58. These amounts are recorded as accounts receivable from shareholders, limiting to the amounts recognized as due by the Government of the State.

In March 31, 2011, the Company had an obligation to the Plan G0 of R$ 1,500,866 (Dec/10 – R$ 1,316,706). In the period from January to March, 2011, the additional amount of R$ 157,527 was recorded, referring to the amortization of actuarial gains and losses, corresponding to the portion that exceeded 10% of the present value of the actuarial obligation (corridor) of the calculation of December, 2010.

(c)        Profit Sharing

Based on the negotiations held between the Company and the entities that represent the functional class, it was implemented the Profit Sharing Plan, considering the period from January to December, 2010, with the distribution of the amount corresponding to one payroll, upon the setting of targets. In the first quarter, 2011 it was accrued the amount of R$ 13,150 (first quarter of 2010 – R$ 13,352).

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16.       PROVISIONS FOR CONTINGENCIES

	Dec/10	Additions	Deductions	Interest, adjustments Monetary and reversals	Mar/11
Customers (i)	770,205	24,024	(44,604)	(6,129)	743,496
Suppliers (ii)	372,889	1,862	(50)	7,113	381,814
Other civil lawsuits (iii)	175,932	7,462	(4,241)	7,509	186,662
Tax (iv)	58,658	5,053	(116)	6,170	69,765
Labor (v)	137,232	9,543	(4,413)	3,878	146,240
Environmental (vi)	65,095	1,143	(4,269)	1,357	63,326
Subtotal	1,580,011	49,087	(57,693)	19,898	1,591,303
Judicial deposits	(120,181)	(1,443)	9,884	1,066	(110,674)
Total	1,459,830	47,644	(47,809)	20,964	1,480,629

Based on a joint analysis with its legal counsel, Management made a provision of an amount considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$ 780,801 (Dec/2010 - R$ 766,603), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$ 699,828 (Dec/2010 - R$ 693,227). The amount paid in the first quarter of 2011 was R $ 33,458.

(i)        Customers - Approximately 1,590 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii)       Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)      Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)      Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v)       Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

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(vi)  Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$ 2,420,700 as of March 31, 2011 (Dec/2010 - R$ 2,297,900).

17. REVENUE

(a)  Gross Sales of Goods and Services

	HOLDING	CONSOLIDATED	HOLDING AND CONSOLIDATED
	1st Qtr/11	1st Qtr/11	1st Qtr/10
Metropolitan Region of São Paulo	1,441,667	1,441,667	1,345,081
Regional systems(i)	548,163	549,207	499,426
Total	1,989,830	1,990,874	1,844,507

(i) Comprises the municipalities operated in the Interior of the State of São Paulo.

(b) Reconciliation of gross revenue to net

	HOLDING	CONSOLIDATED	HOLDING AND CONSOLIDATED
	1st Qtr/11	1st Qtr/11	1st Qtr/10
Gross revenues from sales and/or services	1,989,830	1,990,874	1,844,507
Revenues from Construction	450,173	450,188	452,233
Sales taxes	(145,380)	(145,372)	(133,605)
Net revenue	2,294,623	2,295,690	2,163,135

18. OPERATING COSTS AND EXPENSES

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	HOLDING		CONSOLIDATED
Description	1st Qtr/11	1st Qtr/10	1st Qtr/11	1st Qtr/10
Cost of sales and services
Wages and taxes	261,576	231,337	261,709	231,337
Pension obligations	11,475	4,624	11,475	4,624
Construction costs	439,415	441,618	439,429	441,618
General supplies	34,669	31,017	34,720	31,017
Treatment supplies	45,605	36,054	45,632	36,054
Party services	131,628	132,985	131,764	132,985
Electricity	140,944	129,652	141,185	129,652
General expenses	84,120	10,669	84,163	10,669
Depreciation and amortization	218,345	136,940	218,347	136,940
	1,367,777	1,154,896	1,368,424	1,154,896
Selling expenses
Wages and taxes	45,911	43,504	45,931	43,504
Pension obligations	1,962	1,190	1,962	1,190
General supplies	1,740	1,648	1,740	1,648
Party services	71,559	42,794	71,565	42,794
Electricity	171	213	171	213
General expenses	20,211	15,462	20,212	15,462
Depreciation and amortization	3,531	1,264	3,531	1,264
Allowance for doubtful accounts, net of recoveries (note7(c))	33,137	10,435	33,137	10,435
	178,222	116,510	178,249	116,510
Administrative expenses:
Wages and taxes	35,332	31,523	36,030	31,627
Pension obligations	200,229	45,081	200,229	45,081
General supplies	748	1,680	783	1,682
Party services	28,258	39,577	28,663	39,593
Electricity	192	379	194	379
General expenses	23,122	46,599	23,299	46,618
Depreciation and amortization	6,217	4,824	6,222	4,824
Tax expenditure	27,384	27,108	27,431	27,108
	321,482	196,771	322,851	196,912
Costs, and selling and administrative expenses:
Wages and taxes	342,819	306,364	343,670	306,468
Pension obligations	213,666	50,895	213,666	50,895
Construction costs	439,415	441,618	439,429	441,618
General supplies	37,157	34,345	37,243	34,347
Treatment supplies	45,605	36,054	45,632	36,054
Party services	231,445	215,356	231,992	215,372
Electricity	141,307	130,244	141,550	130,244
General expenses	127,453	72,730	127,674	72,749
Depreciation and amortization	228,093	143,028	228,100	143,028
Tax expenditure	27,384	27,108	27,431	27,108
Allowance for doubtful accounts, net of recoveries (note7(c))	33,137	10,435	33,137	10,435
	1,867,481	1,468,177	1,869,524	1,468,318

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19.       OPERATING INCOME AND EXPENSES

	HOLDING		CONSOLIDATED
Description	1st Qtr/11	1st Qtr/10	1st Qtr/11	1st Qtr/10
Financial expenses:
Interest and charges on loans and financing - local currency	(120,130)	(81,547)	(120,205)	(81,547)
Interest and charges on loans and financing - foreign currency	(19,266)	(15,683)	(19,266)	(15,683)
Other financial expenses	(24,787)	(32,941)	(24,804)	(32,941)
Income tax on shipping abroad	(1,899)	(712)	(1,899)	(712)
Monetary variation on loans and financing	(19,766)	(26,032)	(19,766)	(26,032)
Other Monetary variation	(5,012)	(11,444)	(5,012)	(11,444)
Financial Provisions for contingencies	(19,898)	(90,063)	(19,898)	(90,063)
Total financial expenses	(210,758)	(258,422)	(210,850)	(258,422)

Financial income:
Monetary variation gains	17,095	23,281	17,105	23,281
Income from financial investments	61,346	17,704	61,360	17,728
Interest and others	17,504	22,271	17,516	22,271
Total financial income	95,945	63,256	95,981	63,280

Financial net before the exchange rate changes	(114,813)	(195,166)	(114,869)	(195,142)
Exchange rate changes, net:
Exchange variation on loans and financing	69,097	(24,214)	69,097	(24,214)
Other Exchange rate changes	-	(91)	-	(91)
Active Exchange variation	(4,918)	75	(4,918)	75
	64,179	(24,230)	64,179	(24,230)

20.       OTHER OPERATING INCOME (EXPENSES), NET

The break-down of “other operating income (expenses), net” is the following:

	HOLDING		CONSOLIDATED
	1st Qtr/11	1st Qtr/10	1st Qtr/11	1st Qtr/10
Other operating income net	5,254	5,096	5,282	5,096
Other operating expenses	(2,069)	(1,651)	(2,069)	(1,651)
Other operating income (expenses), net	3,185	3,445	3,213	3,445

Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

Other operating expenses are substantially comprised by write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects and loss of fixed assets.

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21. BUSINESS SEGMENT INFORMATION

The Company's management has defined operating segments based on account balances in Brazilian GAAP, used for making strategic decisions.

The Company's management considers the deal as providing water and sewer service. No operating segment was added.

Information by business segment for the period ended March 31, 2011 are as follows:

				1st Qtr/11

	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services - from external customers	1,107,103	883,773	450,188	2,441,064

Deductions	(80,840)	(64,534)	-	(145,374)

Net sales and services - from external customers	1,026,263	819,239	450,188	2,295,690

Costs and expenses Selling and administrative	(915,806)	(514,289)	(439,429)	(1,869,524)

Operating profit before other expenses Net operating	110,457	304,950	10,759	426,166

Other operating expenses				3,213

Profit from operations before financial and tax				429,379

Depreciation and amortization	131,918	96,182	-	228,100

Information by business segment for the period ended March 31, 2010 are as follows:

				1st Qtr/10

	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services - from external customers	1,072,891	812,717	411,132	2,296,740

Deductions	(76,020)	(57,585)	-	(133,605)

Net sales and services - from external customers	996,871	755,132	411,132	2,163,135

Costs and expenses Selling and administrative	(679,612)	(353,955)	(434,751)	(1,468,318)

Operating profit before other expenses Net operating	317,259	401,177	(23,619)	694,817

Other operating expenses				3,445

Profit from operations before financial and tax				698,262

Depreciation and amortization	78,118	65,730	(820)	143,028

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Operating profit of the parent totals the amount of R$ 431,216 (Mar/2010 - R$ 698,286), being the difference of R$ 18 (Mar/2010 - R$ 24) represented by the financial results and income tax and social contribution of controlled together.

The adjustments in gross revenue from sales and services are as follows:

	1º Quarter
	2011	2010

Reclassification of revenue with not are considered virtually certain (a)	-	(41.101)
Gross sales of construction related to the ICPC 1 (b)	450.188	452.233
	450.188	411.132

Adjustments to cost, selling expenses and administrative expenses are as follows:

	1º Quarter
	2011	2010

Reclassification of allowance for losses (a)	-	41.101
Construction cost related to the ICPC 1 (b)	(439.429)	(441.618)
Other adjustments (c)	-	(34.234)
	(439.429)	(434.751)

(a) Reclassification for services rendered at wholesale to municipalities in the metropolitan region of Sao Paulo, whose receipt is virtually certain and that should not be recognized as revenue for CPC / IFRS.

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(b) the revenue of construction is recognized as CPC 17, "Construction Contracts (IAS 11) using the percentage method of execution.

(c) Other adjustments relate primarily to pension plans, taxes, depreciation, amortization, capitalization of borrowing costs and donations.

22.       EQUITY

(a)        Authorized capital

The Company is authorized to increase its capital up to the limit of R$ 10,000,000 (Dec/10 - R$ 10,000,000) by the Board of Directors and Audit Committee heard

(b)       Capital subscribed and paid

The subscribed and paid-up consists of 227,836,623 ordinary shares (Dec/10 - 227,836,623), book entry shares, without par value, as follows:

	Number of shares	%
Department of Finance	114,508,085	50.26
Brazilian Clearing and Depository	50,492,658	22.16
The Bank Of New York ADR Department (equivalent in shares) (*)	62,195,352	27.30
Other	640,528	0.28
	227,836,623	100.00

(*) each ADR equals two shares

Further information on equity, such as remuneration to shareholders, object and purpose of reserves are found in footnote 18 of the Annual Financial Statements December 31, 2010.

23.       EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares issued during the.

	1st Qtr/2011	1st Qtr/2010

Profit attributable to shareholders	182,793	299,045
Weighted average number of common shares issued	227,836,623	227,836,623
Basic and diluted earnings per share (dollars per share)	0.80230	1.31254

The Company had no potential common shares outstanding, such as debt convertible into common shares. Thus, the basic and diluted earnings per share are the same.

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24.       COMMITMENTS

(i)        operational Rentals

On March 31, 2011, rents have contracted operational require minimum payments as follows:

2011	48,361
2012	59,138
2013	45,040
2014	7,298
Total	159,837

The rental expenses for the periods ended March 31, 2011 and 2010 were R$ 7,322 and R $ 6,765, respectively. The figures refer to the following accounts: real estate rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The contracts of lease operating close in 2014.

(ii)       Electricity

The Company has long-term contracts for firm commitments with suppliers of electricity for own use. On December 31, 2010 the main values of contracts of this type are as follows

2011	266,966
2012	132,269
2013	88,224
2014	84,749
2015	80,674
Total	652,882

The cost of electricity for the periods ended March 31, 2011 and 2010 were R$ 141,358 and R$ 130,339 respectively. The agreements contain strong demand in 2015.

25.       CONTRACTING WITH THE MUNICIPALITY OF SÃO PAULO

No change or relevant information, according to note 26 of the Annual Financial Statements December 31, 2010.

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.         EVOLUTION OF THE INVOLVEMENT OF DRIVER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at March 31, 2011
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	2,008	0	2,008	0
Executive Board	603	0	603	0

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114.510.696	50.3%	114.510.696	50.3%

Outstanding Shares	113.325.927	49.7%	113.325.927	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at March 31, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,083	50.3%	114,508,083	50.3%
Management
Board of Directors	5,212	0	5,212	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 31, 2011 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,085	50.3	114,508,085	50.3

3.         ARBITRATION COMMITMENT CLAUSE

The Company, its shareholders, Managers and member of the fiscal council undertake to resolve, by arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, effectiveness, interpretation, violation and its effects, of the provisions included in Law 6404/76, in its by-laws, in the norms issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other norms applicable to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market, the Contract of Participation in the New Market and the Arbitration Regulation of the Arbitration Chamber of the Market, to be conducted with the Arbitration Chamber of the Market organized by BM&FBOVESPA in accordance with the Regulation of such Chamber, observed the exception applicable to the unavailable rights.

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Report on Review of Quarterly Information

To the Board of Directors and Stockholders

Companhia de Saneamento Básico do

Estado de São Paulo – SABESP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, included in the Quarterly Information (ITR) Form for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, changes in equity and cash flows, for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

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ITR - Quarterly Information 03/31/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of

value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 12, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Accountant CRC 1SP165875/O-6

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 31, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.